July 5, 2011

Via EDGAR

Ms. Stephanie L. Hunsaker
Senior Assistant Chief Accountant
US Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

RE:	BOK Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 28, 2011
File No. 001-19341

Dear Ms. Hunsaker:

This letter is submitted by BOK Financial Corporation (“the Company” or “BOK Financial”) in response to comments received from the Securities and Exchange Commission staff in a letter dated May 31, 2011 regarding the Company’s filings referenced above.  We appreciate the staff’s efforts to assist our compliance with applicable disclosure requirements and to enhance disclosure in our filings.

Form 10-K for Fiscal Year Ended December 31, 2010

Business

Supervision and Regulation, page 2

1.
Please revise your future filings to provide a more expansive discussion of the regulations that impact you and your business operations.  Examples of areas that you should discussed if applicable to your operations, include more information regarding the Bank Secrecy Act and the USA PATRIOT Act, the Dodd-Frank Act including the Volcker Rule and the Durbin Amendment, federal securities laws and transactions with affiliates.  Please also discuss the impact that these regulations are expected to have on your operations going forward (e.g., decreases in trading revenues, overdraft fees, debit interchange fees, etc.).

The Company will revise future filings to provide a more expansive discussion of the regulations that impact the Company and the extent of their impact by (i) repeating in the Supervision and Regulation section the Company’s discussion of regulatory impact found in the risk and operating sections of the filings so that the reader will generally have a single reference point for regulatory impact and (ii) by adding to its existing disclosure.

The Company will include in future filings the following discussion regarding the Bank Secrecy Act and the USA PATRIOT Act:

The Bank Secrecy Act (“BSA”) imposes many requirements on financial institutions, including banks, in the interest of national security.  Under the BSA the Company must, among other things, establish internal controls that are reasonably designed to prevent the financing of terrorism and money laundering.  The BSA also imposes know-your-customer documentation requirements and other recordkeeping and reporting requirements aimed at, among other things, suspicious activity reporting.  Company has established an anti-money laundering program in accordance with the BSA.

The USA PATRIOT Act of 2001 (the “Patriot Act”) broadened the scope of anti-money laundering laws and regulations by creating new due diligence and compliance obligations, creating new crimes and penalties, and expanding the United States’ extraterritorial jurisdiction.  Under the Patriot Act, financial institutions, including the Company, are required to maintain policies, procedures and controls to detect, prevent, and report terrorist financing and money laundering.  The Company must also verify the identity of its customers.  If a financial institution fails to maintain or implement adequate programs and controls to combat terrorist financing and money laundering, that institution could face serious legal and reputational consequences.

For future filings, the Company will continue to evaluate the effects of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“the Dodd-Frank Act”) as implementing rules are drafted and become effective and disclose material impacts on the Company’s operations and finances.  Historically, the Company has commented on changes in law or regulation when the Company knows or believes a change in law or regulation may have a material impact on the Company.  The Company generally has not commented on laws or regulations (or portions of laws or regulations) that it believes (or has no way to reasonably determine) may not have a material impact on the Company.

When providing disclosure on a law or regulation, in addition to a general description of the law or regulation, if the financial effects are potentially significant but unquantifiable at that time of disclosure, the Company has stated such.  If the financial effects of such law or regulation became known, or a reasonable estimate may be made, the Company has disclosed such information, typically in section of Management’s Discussion and Analysis directly affected by such regulation.

The Durbin Amendment is an example.  In the Company’s Form 10-K filing for the year ended December 31, 2010 (“2010 10-K”) on page 2 under Supervision and Regulation, the Company disclosed that the Dodd-Frank Act would “limit the amount of interchange fees that may be charged in an electronic debit transaction.”  The Company commented generally that the effect of the Dodd-Frank Act “on fee income and operating expenses could be significant but cannot be accurately quantified at this time.”

After the Company was in a better position to assess the impact of the Durbin Amendment (and even though there were significant legislative efforts to delay its implementation pending at the time at the time of filing) the Company disclosed on page 22 under the Fees and Commissions section of Form 10-Q for the quarter ending March 31, 2011:

Interchange fee limits proposed by the Federal Reserve Bank as required by the Dodd-Frank Act would significantly reduce our transaction card revenue.  Based on the $0.12 cap proposed in December 2010 to be effective as of July 21, 2011, we would expect a decline of $12 million to $15 million in our transaction card revenue in 2011.

The Company plans to take a similar approach with the regard to deposit insurance assessments affected by the Dodd-Frank Act.  On page 4 of the 2010 Form 10-K under Deposit Insurance, the Company stated:

Subsequent to December 31, 2010, the FDIC released a final rule to implement provisions of the Dodd-Frank Act that affect deposit insurance assessments.  Among other things, the Dodd-Frank Act raised the minimum designated reserve ratio from 1.15% to 1.35% of estimated insured deposits, removed the upper limit of the designated reserve ratio, required that the designated reserve ratio reach 1.35% by September 30, 2020, and required that the FDIC offset the effect of increasing the minimum designated reserve ratio on depository institutions with total assets of less than $10 billion.  The Dodd-Frank Act also required that the FDIC redefine the assessment base to average consolidated assets minus average tangible equity.  The final rule becomes effective April 1, 2011.  We do not expect the change to have a significant effect on our current deposit insurance assessment.

The Company anticipates updating this disclosure on Form 10-Q for the quarter ended June 30, 2011.

While the effects on the Company from the Volcker Rule, federal securities laws and transactions with affiliates are difficult to evaluate until more rules become effective, the Company will provide the following additional disclosure:

The Volcker Rule of the Dodd-Frank Act prohibits banking entities from engaging in proprietary trading and restricts banking entities’ sponsorship of, or investment in, private equity funds and hedge funds, subject to limited exceptions.  Under the Act, regulations implementing the Volcker Rule are scheduled to be finalized by October 21, 2011, with the Volcker Rule taking effect by the earlier of (i) 12 months after such rules are final or (ii) July 21, 2012.  The ultimate impact of the Volcker Rule on the Company continues to remain uncertain, with final regulations possibly imposing additional operational and compliance costs on the Company or prohibiting certain trading activities on behalf of its customers.

Title VII of the Dodd-Frank Act, the Wall Street Transparency and Accountability Act of 2010, subjects nearly all derivative transactions (swaps) to the Commodity Futures Trading Commission (“CFTC”) or Securities and Exchange Commission (“SEC”) regulation.  The purpose of Title VII was to reduce systemic risk, increase transparency and promote market integrity within the broader financial system.  Title VII, among other things, imposes registration, recordkeeping, reporting, capital and margin, as well as business conduct requirements on swap dealers and major swap participants.  Although many provisions of Title VII were originally scheduled to go into effect on July 16, 2011, the CFTC and the SEC have recently delayed the effectiveness of a large portion of the proposed regulations that would implement Title VII until the earlier of (a) 60 days following the adoption of final rules or (b) December 31, 2011.  Due to the vast number of rules yet to be proposed or finalized, the ultimate impact on the Company of Title VII is uncertain, but may impose higher operational and compliance costs on the Company.  A subsidiary of the Company currently engages in swaps with customers in connection with its banking operations, including interest rate, foreign exchange and commodity swaps.  The Company currently anticipates that one or more of the Company’s subsidiaries may be required to register as a “swap dealer” with the CFTC under Title VII implementing rules under such rules a currently proposed.  The ultimate impact of the Dodd-Frank Act on this area of the Company’s business is uncertain.

In addition, some of the Company’s subsidiaries conduct underwriting and broker-dealer activities in the United States, which are subject to SEC and FINRA regulations, as well as other regulatory agencies, including state regulators. Such regulations generally include the licensing of certain personnel, customer interactions, and trading operations and periodic operations.  The ultimate impact of the Dodd-Frank Act on this area of the Company’s business is uncertain.

We will also add the following disclosures about transactions with affiliates to our future filings:

The Federal Reserve Board regulates transactions between the Company and its subsidiaries.  Generally, the Federal Reserve Act and Regulation W, as amended by the Dodd-Frank Act, limit the Company’s banking subsidiaries, and their subsidiaries, to lending and other “covered transactions” with affiliates. The aggregate amount of covered transactions a banking subsidiary or one of its subsidiaries may enter with an affiliate may not exceed 10 percent of the capital stock and surplus of the banking subsidiary.  In the case of all affiliates, the aggregate amount of covered transactions may not exceed 20 percent of the capital stock and surplus of the banking subsidiary

A covered transaction between a banking subsidiary of the Company and one of the subsidiary’s affiliates is also subject to collateralization requirements and must be conducted on arm’s length terms.  “Covered transactions” include (a) a loan or extension of credit by a bank subsidiary to an affiliate, (b) a purchase of securities issued to a banking subsidiary by an affiliate, (c) a purchase of assets by the banking subsidiary from an affiliate, unless otherwise exempted by the Federal Reserve, (d) the acceptance of securities issued by an affiliate to the banking subsidiary as collateral for a loan, and (e) the issuance of a guarantee, acceptance or letter of credit by the banking subsidiary on behalf of an affiliate.

Our proposed disclosures may change to reflect future changes in legislation and regulations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies & Estimates, page 14

Allowances for Loan Losses and Off-Balance Sheet Credit Losses, page 14

2.
We note your disclosure that specific allowances for impairment are determined for loans that have not yet been charged down to amounts you expect to recover through evaluation of estimated future cash flows, collateral values and historical statistics.  Please tell us and revise your future filings to clarify under what circumstances you would rely on historical statistics to measure impairment on a loan individually evaluated for impairment, the types of statistics used and why historical statistics would provide a more relevant measurement of impairment than estimated cash flows, collateral values or observable market prices.  Please tell us how the use of historical statistics to measure impairment on loans individually identified as impaired is consistent with the guidance in ASC 310-10-35-22.

In future filings we will amend the disclosure as follows:

Specific allowances for impairment of loans that have not been charged down to amounts we expect to recover are measured by an evaluation of estimated future cash flows discounted at the loan’s initial effective interest rate or the fair value of collateral for certain collateral dependent loans.  Historical statistics may be used in limited situations to assist in estimating future cash flows or collateral values, such as when a collateral dependent loan impaired loan is identified at the end of reporting period.  We use historical statistics as a practical way to estimate impairment until an updated appraisal of collateral value is received or a full assessment of future cash flows is completed.  Estimates of future cash flows and collateral values require significant judgments and are subject to volatility.

ASC 310-10-35-20 states, “Measuring impairment of a loan requires judgment and estimates, and the eventual outcomes may differ from those estimates.  Creditors shall have latitude to develop measurement methods that are practical in their circumstances.”  Management has interpreted these sentences to allow practical alternatives when there are short term delays in getting all of the information necessary to complete the measurement of impairment as prescribed in ASC 310-10-35-22.  For example, we may identify a loan as impaired during a loan portfolio review near quarter end.  We request an updated appraisal which may take 30 days to 45 days to complete.  We will use historical statistics to update our valuation of the collateral until the appraisal is received.  The historical statistics referred to in our disclosure include loss rates for similarly graded and similarly underwritten loans and known fair value depreciation trends in a particular market or industry.  The limited use of these historical statistics would not have a material effect on the provision for credit losses or the appropriateness of our allowance for loan losses.

Fair Value Measurement – Valuation of Derivative Instruments, page 16

3.
We note your disclosure that credit risk is considered in determining the fair value of your derivative instruments.  We also note your disclosure in your March 31, 2011 Form 10-Q that you recorded $2.6 million in credit losses on certain customer derivative contracts during the quarter due to the counterparty’s inability to meet their margin requirements.  In the interest of transparency, please revise your disclosure in future filing to more clearly explain how you factor both own and counterparty credit risk into you fair value determinations for your derivative instruments (i.e., explain how these credit valuation adjustments are calculated).  Additionally, please tell us whether you had a credit valuation adjustment recorded for the derivative contracts where you ultimately recorded credit losses in the first quarter of 2011, and if so, how much as of December 31, 2010.

We will revise future filings to discuss our consideration of credit risk in determining fair values of derivative instruments as follows:

We use interest rate derivative instruments to manage our interest rate risk.  We also offer interest rate, commodity, and foreign exchange contracts to our customers.  All derivative instruments are carried on the balance sheet at fair value.  Fair values for exchange-traded contracts are based on quoted prices in an active market for identical instruments.  Fair values for over-the-counter interest rate contracts used to manage our interest rate risk are provided either by third-party dealers in the contracts or by quotes provided by independent pricing services.  Information used by these third-party dealers or independent pricing services to determine fair value are considered significant other observable inputs.  Fair values for interest rate, commodity and foreign exchange contracts used in our customer hedging programs are based on valuations generated internally by third-party pricing models.  These models use significant other observable market inputs to estimate fair values.  Changes in assumptions used in these pricing models could significantly affect the reported fair values of derivative assets and liabilities, though the net effect of these changes should not significantly affect earnings.

Credit risk is considered in determining the fair value of derivative instruments.  Fair values provided by third-party dealers or pricing models do not differentiate by credit risk of the respective counterparties.  Management determines fair value adjustments based on various risk factors including but not limited to counterparty credit rating or equivalent loan grading, derivative contract notional size, price volatility of the underlying commodity, duration of the derivative contracts and expected loss severity.  Expected loss severity is based on historical losses for similarly risk-graded commercial loan customers.  Decreases in counterparty credit rating or grading and increases in price volatility and expected loss severity all tend to increase the credit quality adjustment which reduces the fair value of asset contracts.  The reduction in fair value is recognized in earnings during the current period.

We also consider our own credit risk in determining the fair value of derivative contracts.  Changes in our credit rating would affect the fair value of our derivative liabilities.  In the event of a credit downgrade, the fair value of our derivative liabilities would decrease.  Conversely, in the event of a credit upgrade, the fair value of our derivative liabilities would increase.  The change in fair value would be recognized in earnings in the current period.

The $2.6 million in credit losses disclosed in our March 31, 2011 10-Q, resulted from short duration contracts (less than 30-day contracts) executed with two customers during the first quarter of 2011.  These contracts did not exist at December 31, 2010.

Assessment of Operations, page 19

Other Operating Revenue, page 21

4.
We note your discussion of the various components of brokerage and trading revenues, including customer hedging revenue, investment banking revenue, retail brokerage revenue, and securities trading revenue.  We further note your disclosure on page 79 regarding the manner in which these revenues are carried (e.g. fair value changes in trading securities and derivatives as well as fee and commission revenue associated with brokerage sales and underwriting and financial advisory services).  Given the significance of your other operating revenues to your income statement, and the significant fluctuations in brokerage and trading revenue from period to period, we believe that more granular disclosure of your various revenue sources would provide beneficial information to investors.  Accordingly, please revise your future filings to more clearly describe the significant components of your brokerage and trading revenue and the type of securities that generate such revenues.  Please also provide quantitative information regarding how such revenues are generated (e.g., how much is based on fair value changes versus fees and commission earned).

We will provide quantitative information and a qualitative discussion of significant changes in brokerage and trading revenue.  Following is an example based on a comparison of revenue for 2010 and 2009.

Brokerage and trading revenue for 2010 increased $9.8 million or 11% over 2009.  Securities trading revenue was $56.3 million for 2010 compared to $56.8 million for 2009.  Securities trading revenue primarily represent net realized and unrealized gains on U.S. government securities, residential mortgage-backed securities guaranteed by U.S government agencies and municipal securities to institutional customers.  Increased lending activity by our mortgage banking customers increased related securities transaction volumes in 2010.  This increased activity was offset by a decline in municipal securities trading revenue as credit spreads widened on credit concerns in municipal securities and volumes dropped.

Revenue earned from retail brokerage transactions increased $3.0 million or 14% to $23.4 million.  Retail brokerage revenue is primarily based on fees and commissions earned on sales of fixed income securities, annuities and mutual funds to retail customers.  Revenue growth was primarily due to increased market volatility which increased customer demand.

Customer hedging revenue is based primarily on realized and unrealized changes in the fair value of derivative contracts held for customer risk management programs.  As more fully discussed under the Customer Derivative Programs section of this report and in Note 3 to our consolidated financial statements, we offer commodity, interest rate, foreign exchange and equity derivatives to our customers.  Customer hedging revenue totaled $11.8 million for 2010, an increase of $5.0 million over prior year.  Revenue from energy derivatives increased $5.3 million.

Investment banking revenue which includes fees earned upon completion of underwriting and financial advisory services totaled $10.0 million, a $2.3 million or 30% increase over 2009 due to timing and volume of completed transactions.

5.
As a related matter, we note your disclosure on page 64 that you take trading positions in U.S. Treasury securities, mortgage-backed securities, municipal bonds and financial futures for your own account with the objective of generating profits.  We believe that separate quantification of these “proprietary trading revenues” will provide useful information to allow readers to understand the significance of your proprietary trading activities to your overall results of operations and to more clearly understand the impact that the Volcker rule and its limitations on proprietary trading activities is expected to have on your business going forward.  Accordingly, please revise your future filings to separately disclose your revenues earned from proprietary trading activities.  In addition, please clearly define what you consider to represent proprietary trading activities and discuss changes you plan to implement, or have implemented, as a result of future prohibitions or limitations on this type of activity in the future.

Section 619 of the Dodd-Frank Act, commonly referred to as the “Volcker Rule”, prohibits proprietary trading by banking entities except under certain permitted circumstances.  Exceptions to this prohibition include trades of certain financial instruments (e.g. government securities, government agency securities, and municipal securities) and trades “undertaken on behalf of a customer”.  As the Company’s proprietary trading consists almost exclusively of trades in exempted financial instruments or customer-driven trades that appear to qualify for the applicable customer-driven trading exception to the Volcker Rule, the Company believes that almost no proprietary trading revenue is generated from transactions that would be prohibited by the Volcker Rule.  The scope of the Volcker Rule and the exceptions to its prohibition on proprietary trading are subject to definition and implementation via rules that are yet to be proposed or adopted by applicable federal regulators.  The Company cannot at this time predict the potential impact on it or its proprietary trading revenue as a result of the ultimate definition and implementation of the Volcker Rule.  Given, however, our current understanding regarding the potential application of the Volcker Rule to the Company’s activities, we do not feel it necessary to separately disclose our revenues earned from proprietary trading activities.

We will continue to assess on-going rulemaking regarding the Volcker Rule and will reassess our disclosures should our conclusions regarding the application of the Rule to our activities change.

Assessment of Financial Condition, page 38
Securities, page 38

6.
We note your involvement with municipalities through direct holdings of municipal bonds as well as through the underwriting of municipal bond offerings and trading of municipal securities.  We also understand that banks may have involvement with municipalities as sponsors of municipal bond vehicles, as providers of guarantees (typically letters of credit), and through the offering of deposit services, direct loans and other traditional banking products.  Please provide us with an analysis that summarizes and quantifies your various exposures (both direct and indirect) to state and local municipalities.  Please also consider providing this type of disclosure in your future filings, if material, in order to more clearly identify any risk concentration in this industry.

As part of the Company’s overall risk management process, risk concentrations are monitored across the various business line and products to identify significant industry and customer concentrations, including municipalities.  The Company has established general concentration limits by type of instruments and specific concentration limits by individual issuer.

Significant concentrations are disclosed as they relate to financial statement line items, including significant concentration to municipalities.  The Company would disclose concentrations in the aggregate or individually to the extent that such concentrations are significant, including consideration of disclosure of significant concentrations of individual municipalities.

Direct Exposures

The Company has direct exposure to municipalities through holdings in its trading, held-to-maturity and available for sale securities portfolios and loan portfolio.  The Company also accepts deposits from municipalities.

A summary of direct exposures included in the consolidated balance sheet of the Company as of December 31, 2010 is as follows (in thousands):

	Balance of Municipal Holdings	% of Total Balance
Trading securities – fair value	$23,396	42.2%
Investment securities:
Municipal and other tax exempt – fair value	188,577	100.0
Other investment securities – fair value	157,528	100.0
Available for sale securities – fair value	72,942	0.8
Loans	257,356	2.4
Deposits:
Demand deposits	91,991	2.2
Interest-bearing transaction	39,191	0.4
Time deposits	124,506	3.5
Total deposits	$255,688	1.5

Risk concentration by debtor is well distributed.  The largest amount due from any one debtor for each asset category is:  trading securities - $7.5 million, municipal and other tax exempt investment securities - $15 million, other investment securities - $32 million and available for sale securities - $18 million.  The largest loan amount due from any one debtor is $23 million.

The largest concentration by type of product is in other investment securities.  These securities are Texas school construction bonds.  As discussed on page 38 of our 2010 Form 10-K, substantially all of the Texas school construction bonds are general obligations of the issuer.  Additionally, approximately $82 million of the Texas school construction bonds are guaranteed by the Texas Permanent School Fund Guarantee Program, a program of the State of Texas Board of Education.  The fund will make scheduled payments for any bond issues guaranteed by the fund, in the event a school district defaults and is unable to make such payments.

Indirect Exposures

The Company has indirect exposures to municipalities primarily through its role as underwriter of securities issued by municipalities and investment of our trust customer funds in state and municipal securities.

We engage in underwriting and provide financial advisory services for state and municipal securities, primarily for issuers in Oklahoma and Texas through the investment banking division of BOSC, Inc, our broker / dealer subsidiary.  Our exposure for these services is limited by applicable laws and regulations.  Much of our investment banking business is based on providing ongoing services to existing clients, which enables us to regularly monitor performance.

State and municipal securities are held in customer trust accounts.  Our exposure largely depends on the nature of the trust relationship.  Relationships where we have discretionary authority for investment decisions have more exposure than relationships where we only hold customer investments in safekeeping.  All investments held in discretionary trust accounts, including state and municipal securities, are reviewed annually to determine whether they comply with the trust indenture.  Trust accounts for which the Company has sole or joint discretionary authority currently hold approximately $1.4 billion of state and municipal securities.  There is no significant concentration of securities of a single issuer in the discretionary trust accounts.  Non-managed and safekeeping trust accounts also currently hold approximately $1.0 billion of state and municipal securities.

We will continue to monitor direct and indirect exposure to states and municipalities for concentrations and will provide additional disclosures in future filings if exposures become material to the Company.

Summary of Loan Loss Experience, page 47

7.
We note your disclosure that the provision for credit losses is the amount necessary to maintain the allowance for credit losses at an amount determined by management to be “adequate” based on its evaluation.  If true, please revise to confirm here as well as on page 48 that you recorded the allowance for loans losses at the amount that you believe to be the “appropriate” estimate of your inherent probable losses within your loan portfolio.

In future filings, we will revise our disclosures to confirm that we believe the allowance to be the “appropriate” estimate of the inherent probable losses within our loan portfolio at the given balance sheet date.

Consolidated Statements of Cash Flows, page 71

8.
Tell us why depreciation and amortization expense for the year ended December 31, 2009 was $28.8 million and $36.5 million higher than amounts for the year ended December 3,1 2010 and 2008, respectively.

Upon further investigation into this fluctuation, a clerical error was identified in the supporting documentation utilized to compile the cash flow statement related to the retirement of some fully depreciated assets.  The clerical error overstated depreciation and purchases of other assets in the cash flow statement.  We will revise future filings as follows (in thousands):

	Year ended December 31, 2009
	As Reported	Adjustment	As Adjusted
Depreciation and amortization	$87,771	$(27,424)	$60,347
Net cash provided by operating activities	281,016	(27,424)	253,592
Purchases of other assets	(81,142)	27,424	(53,718)
Net cash used in investing activities	(350,762)	27,424	(323,338)

We evaluated the materiality of adjusted cash flows provided by operating activities and used in investing activities in the context of cash flows for the years ended December 31, 2010, 2009 and 2008.  The overall trend of increased cash flows provided by operating activities and decreased cash flows used in investing activities did not change.  Cash flows provided by operating activities for 2009 increased by 209% over 2008 on an adjusted basis and 242% on an “as reported” basis.   Cash flows provided by operating activities for 2010 increased by 44% over 2009 on an adjusted basis and 30% on an “as reported” basis.   Similarly, cash flows used in investing activities for 2009 decreased by 84% from 2008 on an adjusted basis and 83% on an “as reported” basis.  Cash flows provided by investing activities for 2010 increased by 112% from 2009 on an adjusted basis and 110% on an “as reported” basis.  We do not believe this error would affect the judgment of a reasonable person in the context of the overall cash flow statement and propose to correct in future filings.

9.
We note the line item “net (accretion) amortization of securities discounts and premiums increased by $70.0 million to $105.7 million during the year ended December 31, 2010.  Please tell us the primary driver for the increase in amortization of securities premiums.

Low intermediate and long-term interest rates experienced during the late third quarter and early fourth quarter of 2010 increased actual and projected prepayment speeds for our portfolio of mortgage-backed securities.  The increased prepayment speeds drove the higher level of amortization of purchased premiums in our available for sale securities portfolio.  The effect of increased amortization was discussed on page 19 of our 2010 Form 10-K in the Net Interest Revenue section of our Management’s Discussion and Analysis – Assessment of Operations.

Notes to the Consolidated Financial Statements

Note 1 – Significant Accounting Policies, page 74

Other Operating Revenue, page 79

10.
We note that you describe the most significant components of your other operating revenues and their related accounting policies with exception of transaction card revenue.  Given the significance of this revenue source to your total other operating revenues, please revise your future filings to disclose how such revenues are generated and your related revenue recognition policy.

We will include the following in future filings:

Transaction card revenue includes merchant discount fees, automated teller machine (“ATM”) network fees and check card fees.  Merchant discount fees represent fees paid by customers for account management and electronic processing of transactions. Merchant discount fees are recognized at the time the customer’s transactions are processed or other services are performed.  The Company maintains the Transfund ATM network for the benefit of its members, which includes the Company.  ATM network fees are recognized as electronic transactions are processed on behalf of its members.  Check card fees represent interchange fees paid by a merchant bank for transactions processed from cards issued by the Company.  Check card fees are recognized when transactions are processed.

Note 2 – Securities, page 82

11.
We note that you classify investment in Federal Bank Reserve and Federal Home Loan Bank stock within your available-for-sale investment portfolio.  This classification does not appear consistent with the guidance in ASC 942-325-45-1.  Please revise your presentation and classification of these investments in your future filings accordingly.

We will revise our presentation in future filings to include our investment in Federal Reserve Bank and Federal Home Loan Bank stock in “Other Assets” rather than as part of available-for-sale investment portfolio in accordance with the guidance in ASC 942-325-45-1.

12.
We note the information provided in the tables on page 85 regarding the duration of your unrealized losses on investment securities.  The title of these tables indicates that all such securities are temporarily-impaired; however, they include certain private issue RMBS for which OTTI has been recognized.  In the interest of transparency, please revise this disclosure in your future filing such that temporarily-impaired securities are show separately from those with OTTI.

We will add the following disclosure to enhance the transparency of temporarily impaired securities for which an other-than-temporary impairment charge has been taken for the credit portion of the impairment:

Temporarily Impaired Securities as of December 31, 2010
(In thousands)

	Number	Less Than 12 Months		12 Months or Longer		Total
	of	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Securities	Value	Loss	Value	Loss	Value	Loss
Investment:
Municipal and other tax- exempt	37	$12,482	$211	$786	$22	$13,268	$233
Other	15	80,698	1,632	–	–	80,698	1,632
Total investment	52	93,180	1,843	786	22	93,966	1,865

Available for sale:
Municipal and other tax-exempt	42	22,271	171	25,235	249	47,506	420
Residential mortgage-backed securities:
U. S. agencies:
FNMA	26	1,099,710	12,769	–	–	1,099,710	12,769
FHLMC	12	491,776	8,483	–	–	491,776	8,483
GNMA	3	5,681	246	–	–	5,681	246
Total U.S. agencies	41	1,597,167	21,498	–	–	1,597,167	21,498
Private issue1:
Alt-A loans	22	–	–	186,675	33,658	186,675	33,658
Jumbo-A loans	53	–	–	417,917	37,486	417,917	37,486
Total private issue	75	–	–	604,592	71,144	604,592	71,144
Total residential mortgage-backed securities	116	1,597,167	21,498	604,592	71,144	2,201,759	92,642
Equity securities and mutual funds	2	–	–	2,878	327	2,878	327
Total available for sale	160	1,619,438	21,669	632,705	71,720	2,252,143	93,389
Total	212	$1,712,618	$23,512	$633,491	$71,742	$2,346,109	$95,254

1	Includes the following securities for which an unrealized loss remains in OCI after an other-than-temporary credit loss has been recognized in income:

Alt-A loans	19	–	–	172,153	33,305	172,153	33,305
Jumbo-A loans	25	–	–	166,401	23,419	166,401	23,419

Mortgage Trading Securities, page 88

13.
We note that your “mortgage trading securities” are included within your Securities portfolio on the face of your balance sheet while other “trading securities” are presented separately.  Please revise your future filing to provide footnote disclosure that discusses the major security types that comprise your “trading securities,” similar to level of discussion provided for your “mortgage trading securities”.

We will add equal prominence to each of our securities line items on the balance sheet.  An example of this disclosure based on trading securities held at December 31, 2010 follows:

Trading Securities

The fair value and net unrealized gain (loss) of trading securities are as follows (in thousands):

	December 31, 2010
	Fair Value	Net Unrealized Gain (Loss)
Obligations of the U.S. Government	$3,873	$(17)
U.S. agency residential mortgage-backed securities	27,271	292
Municipal and other tax-exempt	23,396	(214)
Other trading securities	927	(2)
Total	$55,467	$59

Note 4 – Loans, page 90

14.
We note your disclosure that renegotiated loans may be transferred to loans held for sale after a period of satisfactory performance, generally at least nine months.  Please clarify whether your policy does not permit you to try to sell loans that have recently been renegotiated.  If so, please tell us why.

Renegotiated loans consist primarily of residential mortgage loans guaranteed or insured by U.S. government agencies.  Loans are repurchased from securitized pools and modified in accordance with U.S. agency guidelines.  These guidelines required a time period of satisfactory performance prior to being eligible to be resold, generally at least nine months.  We will clarify in future filings that our policy follows the U.S. agency guidelines which require a period of performance before a loan is eligible to be resold.

Credit Quality Indicators, page 93

15.
We note that you utilize internal risk grading as a primary credit quality indicator for a significant portion of your loan portfolio and that your risk grade categories consist of performing, potential problem and nonaccrual loans.  Please revise your disclosure in future filing to provide qualitative information on how these internal risk gradings relate to the likelihood of loss as required by ASC 310-10-50-30.  Please also disclose whether there is any correlation between your internal risk gradings and the risk classification system used by bank regulators (e.g., pass, substandard, doubtful, etc.).

In future filings we will enhance our disclosure of the risk grade categories and how these categories relate to our assessment of the likelihood of loss as required by ASC 310-10-50-30.  We propose to add the following to our disclosure of credit quality indicators:

Loans are considered to be performing if they are in compliance with the original terms of the agreement which is consistent with regulatory guideline of “pass”. Performing also includes loans considered to be “other loans especially mentioned” by regulatory guideline.  Other loans especially mentioned are in compliance with the original terms of the agreement but may have a weakness that deserves management’s close attention.

The risk grading process identifies certain classified loans as potential problem loans.  These loans have a well-defined weakness (e.g. inadequate debt service coverage or liquidity or marginal capitalization; repayment may depend on collateral or other risk mitigation) that may jeopardize collection of the loan and represent a greater risk due to deterioration in the financial condition of the borrower.  This is consistent with the regulatory guideline for “substandard.”  Because the borrowers are still performing in accordance with the original terms of the loan agreements and we expect full collection of principal and interest, these loans were not placed in nonaccrual status.  Nonaccrual loans represent loans for which full collection of principal and interest is uncertain.  This is substantially the same criteria used to determine whether a loan is impaired and includes certain loans considered “substandard” and all loans considered “doubtful” by regulatory guidelines.

16.
As a related matter, we note your disclosure that certain commercial loans and most residential mortgage and consumer loans are not risk graded.  Please revise your disclosure in future filings to discuss the primary credit quality indicators for these portfolios as required by ASC 310-10-50-29.  In this regard, we note for example that your have classified $5.3 million of home equity loans as non-graded nonaccrual loans, and based on your disclosures on page 95, only $1.6 million of that loan class in total is past due, so other indicators must have been used to determine nonaccrual status which should be disclosed.

In future filings we will add the following to clarify the primary credit quality indicators of the non-risk graded portion of our loan portfolio:

The Company utilizes risk grading as a primary credit quality indicator.  Substantially all commercial and commercial real estate loans and certain residential mortgage and consumers loans are risk graded based on a quarterly evaluation of the borrowers’ ability to repay the loans.  Certain commercial loans and most residential mortgage and consumer loans are homogeneous pools of smaller-balance loans that are not risk graded.  These loans are collectively evaluated for impairment primarily through past due status.

As noted in the sentence preceding the Nonaccrual & Past Due Loans table on page 95 of our Form 10-K, past due loans 30 to 89 days and 90 days or more represent loans past due and still accruing interest.  The $1.6 million amount noted in your Comment 16 represents past due non-graded home equity loans that are still accruing interest.  If a loan is past due and placed on nonaccrual status, it is excluded from the past due columns and reported in the nonaccrual loan column of this table.

Note 7 – Mortgage Banking Activities, page 97

17.
We note from your disclosure on page 122 that you elected the fair value option on certain of your residential mortgage loans held for sale.  In future filings, please expand your disclosure to discuss the reasons you elected the fair value option for only certain of your residential mortgage loans.  Additionally, please disclose the estimated amount of gains or losses including in earnings during the period attributable to changes in instrument-specific credit risk and how these amounts were determined.

We elect the fair value option for all residential mortgage loans originated or acquired for sale.  We believe that fair value is a more relevant measure for loans held for sale than lower-of-cost-or-fair value as provided by ASC 948-310-35-1 and is consistent with the required fair value measurement of mortgage loan commitments and forward sales commitments.  In the context of this disclosure, the word “certain” applies to U.S. agency residential mortgage-backed securities designated as economic hedges against changes in the fair value of mortgage servicing rights.  We will clarify this disclosure in our future filings.

Residential mortgage loans held for sale consist of conforming fixed-rate loans that are either sold to government-sponsored entities or pooled into government-issued mortgage-backed securities.  We have not incurred instrument-specific credit gains or losses on residential mortgage loans held for sale.

18.
Based on your disclosure here and your discussion of operating results within MD&A, it appears that your mortgage banking revenue are comprised of gains on sales of loans; changes in fair value of mortgage loans held for sale, mortgage loan commitments and forward sales contracts; and servicing revenues.  We are unclear, however, as to how the gains/(losses) disclosed in the table on page 97 reconcile to the amounts discussed on page 22 of MD&A.  Accordingly, please tell us and revise your future filings to provide tabular disclosure of the components of your mortgage banking revenue that agrees to the amount reported on your Statement of Earnings.  In addition, please discuss the significant drivers of your mortgage banking revenues and the typical timelines involved in the mortgage origination and sales process (e.g. from loan commitment to origination to sale).

Mortgage banking revenue is composed of servicing revenue and originating and market revenue, which includes realized gains and losses on loans sold, changes in the fair value of residential mortgage loan held for sale, residential loan commitments and forward sales contracts.  Previously, we discussed significant, but not all components of mortgage banking revenue.  In our Form 10-Q for the first quarter of 2011, we clarified this disclosure by providing details of the originating and market revenue in the notes to our consolidated financial statements.  This detail ties to the components of Mortgage Banking Revenue disclosed in MD&A.  Following is an excerpt from the footnote disclosure:

Gain (loss) included in mortgage banking revenue in the Consolidated Statements of Earnings from residential mortgage loans held for sale and changes in the fair value of derivative contracts not designated as hedging instruments related to mortgage loans commitments and forward contract sales were (in thousands):

	Three months ended
	March 31, 2011	March 31, 2010

Residential mortgage loan held for sale	$13,336	$7,798
Residential mortgage loan commitments	1,244	1,971
Forward sales contracts	(7,051)	(3,247)
Total	$7,529	$6,522

In MD&A we also disclosed:

Table 3 – Mortgage Banking Revenue
(in thousands)

	Three months ended
	March 31, 2011	March 31, 2010

Originating and marketing revenue	$7,529	$6,522
Servicing revenue	9,827	8,349

Total mortgage banking revenue	$17,356	$14,871

In future filings we will combine these disclosures in a single table that agrees to Mortgage Banking Revenue on our Statement of Earnings.

The most significant drivers of mortgage banking revenue is the unpaid principal balance of loans serviced for others and the volume of mortgage loans sold in the secondary market.  We discuss the effect of volume changes on mortgage banking revenue in MD&A.  We will discuss changes in other important drivers such as servicing fee rates and benchmark mortgage interest rates when they have a significant impact on revenue.

As discussed on page 97 of our Form 10-K, exposure to changes in market interest rates exists for approximately 60-90 days, which represents the typical period from when we commit to originate a mortgage loan until the closed loan is sold to an investor.  We will clarify this in future filings.

19.
We note that you recognized a $11.8 million “day one gain” on the purchase of MSRs during the first quarter of 2010 resulting from the difference between the transaction price and estimated fair value.  We also note that you attribute this gain directly to the seller’s distressed financial condition.  Please respond to the following:

•
More clearly explain the circumstances around this MSR purchase, including your evaluation of the seller’s distressed financial condition, how you were made aware of the sales transaction, and whether other bidders were involved;

•	Provide us with a copy of the independent valuation analysis performed; and
•	More clearly describe the internal valuation model you used to corroborate the results of the independent valuation, including the significant assumptions used.

Charter Bank FSB and its wholly-owned subsidiary, Charter Mortgage (collectively “Charter”) previously owned mortgage servicing rights (“MSRs”) purchased by the Company in the first quarter of 2010.  Since November 2009, Charter had been operating under a Cease and Desist Order from the Office of Thrift Supervision (“OTS”) due to losses incurred from commercial banking and unrelated to its mortgage banking operations.  Due to the Cease and Desist Order, Charter was subject to removal as servicer of the residential mortgage loans by investors without compensation.  This risk was evidenced by FHLMC starting the process to transfer the rights to service approximately $1.4 billion of residential mortgage from Charter to US Bank on January 6, 2010.

Charter engaged external advisors to assist them in the sale of the MSRs.  The external advisor solicited bids and received three bids ranging from 40 to 83 basis points.  The external advisor estimated the fair value of the MSRs to be 104.5 basis points, which is the consistent with the fair value of the MSRs as determined by an independent advisor engaged by the Company, whose valuation report is attached as Attachment A to this letter.  The Company bid 83 basis points times the unpaid principal balances less a variety of holdbacks.  The Company’s offer was accepted by Charter and the appropriate regulatory agencies.

As acknowledged in a letter dated December 31, 2009 from Charter to the OTS and FDIC attached as Attachment B to this letter:

Although Charter Bank’s management and directors believe the bids are distressed prices, the bid from Bank of Oklahoma (BOK) is the best offer.  Accepting a distress price is better than having the Servicing removed by investors with no compensation.  Therefore, the board of directors has approved the acceptance of the BOK bid, subject to non-objection from the OTS and approval from the FDIC.

Accounting Standards Codification (“ASC”) 820, Fair Value Measurements, discusses that while in many cases, the transaction price will equal the exit price and therefore represent fair value, a transaction price might not represent fair value at initial recognition if the transaction “occurs under duress or the seller is forced to accept the price in the transaction.  For example, that might be the case if the seller is experiencing financial difficulty.”  Based on this guidance, the Company recognized the fair value of the MSR as 104 basis points times the unpaid principal balance on the January 22, 2010 transaction date.

The Company utilized the third-party developed valuation model that it was using to value its existing portfolio of MSRs as additional corroboration of the fair value developed by the independent advisor.  Valuation of our mortgage servicing rights is generally described under Critical Accounting Policies and Estimates on page 16 of our 2010 Form 10-K.  We used the Applied Financial Technologies prepayment speed model and the Mortgage Industry Advisory Co. valuation model.    Significant assumptions we used for our internal valuation of MSR were:

Discount rate – 11.24%
Weighted average servicing fee - 0.285%
Weighted average prepayment rate – 16.4%
Loan servicing costs - $48 per loan
Escrow earnings rate – 2.98%

20.
We note your disclosure on page 98 of the key assumptions used to measure the fair value of your mortgage servicing rights.  Given the wide range of assumptions for prepayment speed (6.53% to 23.03% as of December 31, 2010) please revise to provide more granular detail by type of mortgage servicing right (loan type, interest rate) or other factor driving the wide difference in assumptions.

Beginning with the June 30, 2011 Form 10-Q,  the Company will provide additional disclosure of prepayment speeds within the mortgage loan servicing portfolio stratification table as shown below, which has been revised to present comparable data as of December 31, 2010.

Stratification of the mortgage loan servicing portfolio by interest rate at December 31, 2010 follows (in thousands):

(in thousands)	< 4.50%	4.50 - 5.49%	5.50% - 6.49%	=> 6.49%	Total

Fair value	$11,616	$61,168	$32,646	$10,293	$115,723
Outstanding principal of loans serviced1	$989,077	$5,137,700	$3,656,308	$1,480,045	$11,263,130
Weighted average prepayment rate2	8.30%	10.28%	18.00%	22.83%	14.29%

1	Excludes outstanding principal of $796 million for loans serviced for affiliates.
2	Annual prepayment estimates based upon loan interest rate, original term and loan type.

21.	We note your disclosure on page 98-99 regarding certain residential mortgage loans sold with recourse to U.S. government agencies. Please respond to the following:

•
Describe the types of situations where you sell loans and provide recourse to the purchaser in more detail and clarify the situations where full recourse is provided versus partial recourse.  For example, we note your disclosure mentions various loans originated under community development programs and sold to U.S. Government agencies but it isn’t clear the level of recourse provided in those situations;

•	Tell us whether full or partial recourse is provided as part of loan sales where you are also subject to obligations under standard representations and warranties; and

•	Tell us the typical time period that the recourse provisions last and discuss the types of credit-related events which are covered under these recourse provisions.

Prior to 2008, the Company participated in a community development loan program in which we originated loans and subsequently sold them to Freddie Mac with full recourse for credit losses.  The Company no longer sells residential mortgage loans with recourse other than obligations under standard representations and warranties.  We will clarify in future filings that loans sold to U.S. government agencies were originated and sold prior to 2008 and represent a liquidating portfolio.  We will also clarify that the recourse relates to the loan performance for the life of the loan and that the Company is obligated to repurchase the loan at time of foreclosure for the unpaid principal balance plus unpaid interest.

22.
We note your disclosure on page 99 regarding your off-balance sheet credit risk related to obligations under standard representations and warranties.  Based on your disclosure it does not appear that you have experienced a significant volume of repurchase requests to-date for violations of these representations and warranties.  However, to the extent that the volume of these repurchase requests increase or your exposure becomes material, please consider providing the following disclosures in your future filings:

•
Providing a roll-forward of the reserve presenting separate amounts for increase in the reserve due to changes in estimate and new loan sales and decreased attributable to utilizations/realization of losses;

•	Discussion of time period permitted to respond to the request and ramifications of a non-timely response;
•	Levels of unresolved claims existing at the balance sheet date by claimant;
•	Disclosure, by claimant and loan type, of the amount of unpaid principal balance of loan repurchase requests that were resolved during the period;
•	Description of methodology and key assumptions used in determining the repurchase reserve;
•	Qualitative discussion of any trends in claimant requests or types of provisions causing the repurchase requests;
•	Rejected claim success rates, by type of claimant;
•
Whether you have recourse back to any broker or mortgage company who sold you the loans, and if so, the types of actions, and success rates, of getting reimbursed for the claim.  Also discuss how this expectation is being factored into the reserve obligation; and

•
To the extent that it is at least reasonably possible that exposure to loss exists in excess of amounts accrued, discuss the possible loss or range of loss or provide explicit disclosure why an estimate cannot be made.

The Company monitors off balance sheet credit risks related to standard representations and warranties on a regular basis, including; pending requests, timeliness of responses, fluctuations of the number requests, success rates, performance of repurchased loans and gains/losses of foreclosed properties.  These factors as well as other qualitative inputs are considered in the accrual we maintain for this risk.  Based on current performance these amounts are immaterial.  The Company will continue to monitor our experience and in the event trends or data indicate our repurchase exposure is increasing, we will consider the above additional disclosures for future filings.

Note 14 – Commitments and Contingent Liabilities, page 107

23.
We note your disclosure at the bottom of page 108 that you believe that any liability or loss resulting from the final outcomes of litigation proceeding will not be material in the aggregate.  Please revise your future filings to specifically state whether you believe the outcome of such matters will be material to your financial condition, results of operations or cash flows.  If you are unable to make an assertion that the matters will not be material to your consolidated financial statements, please disclose your estimated loss or range of reasonably possible losses in excess of amounts accrued in accordance with ASC 450-20-50

We will revise in future filings our assessment that the outcome of litigation is not expected to have a material effect on our financial condition, results of operations or cash flows.  If we are unable to make such assertion, we will disclose our estimated loss or range of reasonably possible losses in excess of amounts accrued in accordance with ASC 450-20-50.  At December 31, 2010, we believe that outcome of litigation proceedings will not be material to the financial condition, results of operations or cash flows of the Company.

Note 18 – Fair Value of Financial Instruments, page 116

24.
We note your tabular disclosure on page 121 that indicates that your transferred securities from trading to available for sale during both 2010 and 2009, as well as your disclosure below the tables indicating the transfers were due to sale limitations and banking regulations.  Please provide additional information regarding the limitations and regulations requiring these transfers as well as how you concluded that the transfers were consistent with the guidance in ASC 320-10-35-12 which indicates that given the nature of a trading security, transfers into or from the trading category should be rare.

Transfers of securities from trading to available for sale shown in the tables on page 121 represent the acquisition of certain municipal and other debt securities by our broker / dealer or bank subsidiaries and the transfer of these securities to an affiliated company, BOK Financial Corporation.  The tabular disclosure presents a flow that allows us to properly attribute transactions to the appropriate legal entities within our Company and to classify the securities as available for sale according to our intent at acquisition.

The securities were voluntarily purchased to accommodate customer liquidity needs.  The purchase price was par, which sometimes exceeded the securities’ current fair values.  Losses were recognized in brokerage and trading revenue for the excess of par value over fair value.

Securities Exchange Act of 1934 Rule 15c 3-1(c)(2)  and accounting standards (ASC 940-320-35) require that broker / dealers carry securities at fair value with changes in fair value recognized in net income.  At acquisition, our broker / dealer subsidiary recognized a loss in brokerage and trading revenue for the excess of par over current fair value.  The securities were then transferred to BOK Financial Corporation and classification was changed to available for sale which was consistent with our intent at acquisition.

Some of the securities purchased were rated below investment grade at acquisition.  Banking regulations (12 CFR Part 1) prohibit national banks from purchasing below investment-grade securities.  However, it was necessary for these securities to be initially purchased by the bank to properly attribute the loss to the related business activity.  At acquisition, the business unit within the bank recognized a loss in brokerage and trading revenue for the excess of par value over fair value.  The securities were then transferred to BOK Financial Corporation and classification was changed to available for sale which was consistent with our intent at acquisition.

Subsequent accounting follows ASC 320-10-35 accounting guidance for available for sale securities, including quarterly assessment of other-than-temporary impairment.  At December 31, 2010 the unrealized losses on these securities recognized in accumulated other comprehensive income totaled $243 thousand.

We recognize the guidance provided in ASC 320-10-35-12 which indicates that given the nature of the trading security, transfers into or from the trading category should be rare.  We do not believe this guidance applies to the transactions described because our intent to hold these securities as available for sale did not change.

24

*  *  *  *  *  *  *  *  *  *  *

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 918-588-6319 or John Morrow at 918-588-8673 if we can be of further assistance.

Sincerely,
BOK Financial Corporation

/s/ Steven E. Nell
Steven E. Nell
Executive Vice President and Chief Financial Officer

Cc:	John Morrow, BOK Financial Corp.
Tamara Wagman, Dorwart Lawyers
Randy Johnston, Ernst & Young

25

Phoenix
CAPITAL
Phoenix Capital, Inc. | 999 Eighteenth St Suite 1400 | Denver, CO 80202 | 303.892.7070
Private & Confidential
Mortgage Servicing Rights Acquisition
Prepared for Bank of Oklahoma
December 2009

Private & Confidential
Phoenix
CAPITAL
Phoenix Capital, Inc. | 999 Eighteenth St Suite 1400 | Denver, CO 80202 | 303.892.7070
3
Summary of Opportunity
6
Prepayment Analysis
8
Delinquency Analysis
12
Modeling
18
Bid Letter and Due Diligence Considerations
22
Scenario Analysis
10
Book Value Analysis

Appendix

Phoenix
CAPITAL
Private & Confidential
Phoenix Capital, Inc. | 999 Eighteenth St Suite 1400 | Denver, CO 80202 | 303.892.7070
SUMMARY OF OPPORTUNITY

%
AZ	0.6%
CO	1.1%
ID	3.0%
IN	0.2%
KS	0.2%
NM	76.1%
OK	0.3%
TX	18.5%
	100.0%

	%
Alt-A	2.3%
EA/EA TPR	1.6%
My Comm	1.0%
Flex	1.0%
A-	0.2%
	6.1%

	%
Correspondent	55.5%
Retail	37.3%
Wholesale	6.8%
Bulk Purchase	0.4%
	100.0%

	%
Full Doc	93.6%
Alt Doc	2.8%
Streamline (w/o appr.)	1.9%
VA IR Reduction	0.9%
Streamline (w/ appr.)	0.4%
Stated Income	0.4%
	100.0%

	%
Purchase	63.0%
Refinance	24.1%
Purch/Refi	12.8%
Const to Perm	0.0%
	100.0%

Private & Confidential
4
Summary of Opportunity
Offering # N-1109-11A - Summary Characteristics
˜ $4 Billion FHLB/FHLMC/FNMA/GNMA/Housing
˜ Package is being offered by MountainView Servicing Group, as brokers for Charter Bank out of Santa Fe, NM
˜ Geographic Concentration	˜ ALT Program Types	˜ Origination Source	˜ Documentation	˜ Purpose

Total Risk Based Capital Ratio	6/30/2009	9/30/2009	% Decline in 3 months
Charter Bank	11.55%	1.99%	-82.8%
Amtrust Bank	8.79%	5.44%	-38.1%
New South Federal Bank	5.81%	0.97%	-83.3%

Tier One Capital Ratio	6/30/2009	9/30/2009	% Decline in 3 months
Charter Bank	10.56%	0.97%	-90.8%
Amtrust Bank	7.49%	4.15%	-44.6%
New South Federal Bank	4.54%	0.48%	-89.4%

Private & Confidential
5
Summary of Opportunity
Charter Bank
˜ 30 year old bank headquartered in New Mexico
˜ Primarily concentrated in residential and commercial real estate
˜ Effective November 20, 2009, Charter was placed under an order to cease and desist by the Office of Thrift Supervision (“OTS”)
˜ The OTS is requiring that Charter Bank, by December 31, 2009 and thereafter, have and maintain an “adequately capitalized” status as defined by 12 C.F.R. 565.4(b)(2)
Analysis of Actual Capitalization
˜ Based on the comparison above, Phoenix Capital believes that there is little possibility of Charter Bank surviving much longer. Phoenix has knowledge that both of the other banks listed above have been or are on the brink of receivership by the FDIC
˜ If offering N-1109-11A is desirable to Bank of Oklahoma, based on our previous experience, we suggest that swift action be taken to secure it prior to receivership

Phoenix
CAPITAL
Private & Confidential
Phoenix Capital, Inc. | 999 Eighteenth St Suite 1400 | Denver, CO 80202 | 303.892.7070
PREPAYMENT ANALYSIS

Private & Confidential
7
Prepayment Analysis
Actual Prepayment Speeds
˜ With a weighted average interest rate of 5.91% (Fixed Rate Product) and an average age of 36 months, the predicted Year 1 total CPR in our model is 17.78%. The following actual prepayment speeds are less than predicted:
 ˜ July 14.48%
 ˜ August 13.33%
 ˜ September 15.19%
˜ The dominant states in Charter Bank’s portfolio prepay faster than national average. While the 1 month CPR is below national average, the 12 month CPR is approximately 115% of national average. This can be explained by two factors:
 1. The first is that the “Sand States” of California, Florida, Nevada and Arizona are bringing the national average way down. For example, Florida is 60% of national average prepayment speeds. In total, the Sand States make up less than 1% of this offering.
 2. The second factor is that New Mexico and Texas are strong states economically and borrowers have more ability to prepay than in other states.
˜ The state distribution is offset by the average loan size. The average loan size for Charter Bank’s FHLMC ARC servicing is $152,339 and for their GNMA I servicing is $118,927. These averages are approximately $30,000 less than our mark-to-mark clients with product of similar age. The lower the loan size, the less the actual prepayment speeds are. We think this offsets the state average speeds to a large extent and explains why Charter Bank’s actual speeds are less than you would expect.

Phoenix
CAPITAL
Private & Confidential
Phoenix Capital, Inc. | 999 Eighteenth St Suite 1400 | Denver, CO 80202 | 303.892.7070
DELINQUENCY ANALYSIS

Private & Confidential
9
Delinquency Analysis
˜ Charter Bank has extremely low delinquencies given the product mix and the age of the portfolio. We believe that most of the explanation is the state composition. We have compared their state composition to the national average using the 3rd quarter National MBA study (following). Delinquency and foreclosure rates for the states in this portfolio are between 70 and
80% of national average.

˜ The delinquency and foreclosure rates are still quite low even with the state distribution. For example, the FHLMC foreclosure rate is approximately 0.4% where the national MBA survey would have predicted over 1%.

˜ We have also analyzed the GNMA foreclosure rate to see if it is artificially low due to buyouts of GNMA loans at 90 days.
The GNMA foreclosure rate is approximately 0.75% today. When adding in the buyouts, the foreclosure rate increases to approximately 1% which is again approximately 50% of predicted rates.

˜ Based upon the delinquency and foreclosure rates, it appears that Charter has very high quality product.

Phoenix
CAPITAL
Private & Confidential
Phoenix Capital, Inc. | 999 Eighteenth St Suite 1400 | Denver, CO 80202 | 303.892.7070
BOOK VALUE ANALYSIS

Date	Principal Balance	Book Value	BV - Multiple	BV - %	FNCL
9/30/2009	$ 4,019,199,303	$43,271,000	3.25	1.0766%	4.24%
Less Runoff	$ (54,816,724)	$ (453,608)	2.50		
Plus Additions	$ 111,725,788	$ 1,479,249	4.00		
10/31/2009	$ 4,076,108,367	$44,296,641	3.28	1.0867%	4.29%
12/11/2009				1.0867%	4.26%
12/16/2009					4.32%

Private & Confidential
11
Book Value Analysis
˜ From Charter’s report to the FDIC on September 30, 2009 we know that their book value was $43,271,000 or approximately 107.66 basis points. We know the runoff in October and the additions in October. By estimating the value of the runoff and the additions, we can estimate the book basis on October 31, 2009 and on December 11, 2009. As interest rates have been very flat over these three dates, they will not have a material impact on the value. Our estimate for book value is 108.67 basis points.

Phoenix
CAPITAL
Private & Confidential
Phoenix Capital, Inc. | 999 Eighteenth St Suite 1400 | Denver, CO 80202 | 303.892.7070
MODELING

Scenario Shown
Modeled UPB	4,076,108,367
MSR Acquisition Purchase Price (of UPB)	0.918%
MSR Capitalization	1.055%
MSR Acquisition Debt (% of PP)	0.00%
Interest Rate Earned on Cash (Annual)	4.85%
Corporate Tax Rate	40.00%
Annualized IRR (after tax)	**17.15%**
Annualized IRR (pre-tax)	**32.24%**

Private & Confidential
13
Modeling
Financial Statement and Return Modeling Assumptions

MSR Acquisition Model

IRR
17.15%
Pre-Tax IRR
32.24%

	Year 1	Year 2	Year 3	Year 4	Year 5	Terminal Value
			Income Statement			
Revenue						
Total Servicing Revenue	17,395,400	14,271,798	11,809,863	9,835,379	8,196,508	-
Cost of Revenue						
Total Servicing Expense	(3,309,209)	(2,473,688)	(2,194,087)	(1,933,212)	(1,686,849)	-
Gross Margin	14,086,191	11,798,110	9,615,776	7,902,167	6,509,659	-
Expenses						
Fair Value Loss	(8,065,876)	(6,089,237)	(4,877,740)	(4,059,896)	(3,458,543)	-
Interest Expense	-	-	-	-	-	-
Hedge Expense	(576,439)	(473,398)	(392,478)	(326,106)	(270,261)	-
Total Expenses	(8,118,575)	(6,089,237)	(4,877,740)	(4,059,896)	(3,458,543)	-
Other Income/(Expense)						
Interest Income	281,425	817,863	1,267,269	1,652,720	1,989,321	-
Gain/(Loss)	5,584,268	-	-	-	-	-
Total Other Income/(Expense)	5,865,693	817,863	1,267,269	1,652,720	1,989,321	-
Income Before Tax	11,833,309	6,526,736	6,005,305	5,494,990	5,040,438	-
Tax Expense	4,733,324	2,610,695	2,402,122	2,197,996	2,016,175	-
Net Income	7,099,986	3,916,042	3,603,183	3,296,994	3,024,263	-

Private & Confidential
14
Modeling
Annual Income Statement from a Bulk MSR Acquisition

MSR Acquisition Model

Phoenix Capital Inc.

IRR
17.15%
Pre-Tax IRR
32.24%

	Year 1	Year 2	Year 3	Year 4	Year 5	Terminal Value
			Balance Sheet			
Assets						
Current Assets						
Cash	12,159,371	22,164,649	30,645,572	38,002,463	44,485,268	-
Investments	-	-	-	-	-	-
Total Current Assets	12,159,371	22,164,649	30,645,572	38,002,463	44,485,268	-
Deferred Tax Asset	-	-	-	-	-	-
Long Term Assets						
Total Mortgage Servicng Rights	34,916,686	28,827,450	23,949,710	19,889,813	16,431,270	-
Total Long Term Assets	34,916,686	28,827,450	23,949,710	19,889,813	16,431,270	-
Total Assets	47,076,057	50,992,099	54,595,282	57,892,276	60,916,539	-
Liabilities						
Long Term Liabilities						
Total MSR Acquisition Debt	-	-	-	-	-	-
Total Long Term Liabilities	-	-	-	-	-	-
Equity						
Paid in Capital	39,976,072	39,976,072	39,976,072	39,976,072	39,976,072	-
Retained Earnings	7,099,986	11,016,027	14,619,210	17,916,204	20,940,467	-
Total Equity	47,076,057	50,992,099	54,595,282	57,892,276	60,916,539	-
Total Liabilities and Equity	47,076,057	50,992,099	54,595,282	57,892,276	60,916,539	-

Private & Confidential
15
Modeling
Annual Balance Sheet from a Bulk MSR Acquisition

CPR Shock 12/11/2009
CPR
40
35
30
25
20
15
10
5
0
24.33
22.52
20.51
18.32
16.20
14.34
12.67
11.28
10.15
-100.00
-75.00
-50.00
-25.00
PAR
25.00
50.00
75.00
100.00
Movement of Interest Rates

Private & Confidential
16
Modeling

MSR Shock Basis Points 12/11/2009
Spread MTM to AP
Acquisition Price
Mark to Market Price
Price in BPS
Spread between MTM and AP in BPS
Movement of Interest Rates
-100.00
-75.00
-50.00
-25.00
PAR
25.00
50.00
75.00
100.00
79.63
84.36
90.34
97.70
105.45
112.73
119.75
125.94
131.23
71.13
75.00
79.83
85.65
91.68
97.31
102.64
107.28
111.19
Acquisition Price vs. Mark to Market - Average Spread of 13.93 bps

Private & Confidential
17
Modeling

Phoenix
CAPITAL
Private & Confidential
Phoenix Capital, Inc. | 999 Eighteenth St Suite 1400 | Denver, CO 80202 | 303.892.7070
BID LETTER and DUE DILIGENCE
CONSIDERATIONS

Private & Confidential
19
Bid Letter and Due Diligence Considerations
Bid Letter
˜ Protection for repurchase risk on FHLMC and FNMA product
˜ Protection for VA no bids (2 to 3 years)
˜ Prepayment risk protection (2 to 3 months)
˜ Protection for ongoing law suits
Phoenix and BOK will attempt to obtain bifurcation of origination representations and warranties from FNMA and FHLMC. If unsuccessful, this bid needs to be approached differently than a typical transaction. In particular, there will be no counter party to go back to after transfer date. Therefore, BOK will need to structure holdbacks for risks including:
A normal holdback would be held in an escrow account by a neutral third party. In this case, we recommend that the money be held by Bank of Oklahoma subject to the following details:
˜ A portion of the purchase price will be withheld in the form of a “performance payment” that would cover the risks mentioned above
˜ Funds will be released to Charter Bank over time as the risk is minimized
˜ The funds will not be segregated

Private & Confidential
20
Bid Letter and Due Diligence Considerations
Recommended Deal Terms
˜ Sale Date = 20%
˜ Transfer Date = 70% less predetermined “performance payment”
˜ Document Holdback = 10% to be paid out quarterly as documents are delivered
˜ Protection for VA no bids (2 to 3 years)
˜ Prepayment risk protection (2 to 3 months)
˜ Protection for ongoing law suits

Purchase Price Payment:
Ineligible Loans (no purchase price will be paid and a fee will be charged to take transfer):
˜ 60 or more days delinquent
˜ In litigation, foreclosure or bankruptcy
˜ Sale Date: January 29, 2010
˜ FNMA, FHLB, MFA: February 26, 2010
˜ GNMA: March 1, 2010
˜ FHLMC: March 15, 2010
Recommended timeline:
˜ Purchase price is often tied to movements in FNCL
˜ Need to understand hedging implications
Discuss how to manage purchase price in volatile interest rate environment:

Private & Confidential
21
Bid Letter and Due Diligence Considerations
Due Diligence Recommendations
˜ Review/verification of repurchase history
˜ Review/verification of VA no bid history
˜ Review/verification of prepayment history
˜ Legal review of lawsuits
˜ Legal review of all correspondent agreements for the transfer of repurchase risk back to originator vs. current servicer
˜ Understanding of ability to keep originating community banks (85% of 2009 correspondent production) on the hook for origination representations & warranties

In addition to customary servicing file and Seller due diligence, we recommend a thorough:

Phoenix
CAPITAL
Private & Confidential
Phoenix Capital, Inc. | 999 Eighteenth St Suite 1400 | Denver, CO 80202 | 303.892.7070
SCENARIO ANALYSIS

Scenario	Price %	Price $	Pre-Tax Yield %
Base Economic	0.9175	37,398,839	22.00%
Speeds +110%	0.9202	37,509,405	20.50%
Speeds +120%	0.9167	37,364,675	19.25%
Speeds +130%	0.9181	37,424,548	17.75%
Cost to Svc +$10	0.9172	37,386,478	21.00%
Cost to Svc +$20	0.9167	37,367,131	20.00%
Cost to Svc +$30	0.9161	37,399,647	19.00%
Cost to Svc +$50	0.9140	37,254,606	17.00%

Private & Confidential
23
Scenario Analysis
Economic Return Analysis
The following table depicts the return expected under varying CPR and Cost Assumptions

Phoenix
CAPITAL
Private & Confidential
Phoenix Capital, Inc. | 999 Eighteenth St Suite 1400 | Denver, CO 80202 | 303.892.7070
APPENDIX

Prepayment Speeds
Through August 2009

State	% UPB	1 mo CPR	3 mo CPR	6 mo CPR	12 mo CPR
New Mexico	77.31%	96.38%	129.19%	142.70%	116.23%
Texas	17.44%	103.66%	128.96%	141.83%	111.83%
Idaho	2.77%	86.26%	117.86%	136.75%	112.32%
Colorado	1.40%	116.42%	162.30%	189.52%	147.22%
Arizona	0.52%	88.27%	107.52%	109.63%	87.73%
Oklahoma	0.32%	119.46%	158.24%	173.48%	135.80%
All other	0.25%	100.00%	100.00%	100.00%	100.00%
	100.00%	97.69%	129.21%	142.87%	115.67%
National Average Speed		16.17%	21.49%	23.94%	18.61%

Private & Confidential

Prepayment Analysis
Loan Performance Prepayment Speeds

Starting UPB as of 7/31/09		Remaining UPB as of 8/31/09		Annualized Run-off%
InvestorMacro	Count	UPB_Curr	Count	UPB_Curr	By UPB
FHLB	3,940	447,818,620	3,895	441,784,367	15.02%
FHLMC	8,685	1,307,701,363	8,578	1,289,696,343	15.33%
FNMA	7,449	818,270,487	7,360	806,952,334	15.39%
GNMA	12,349	1,303,405,989	12,235	1,288,586,938	12.82%
HSG	178	3,582,157	169	3,493,336	26.01%
	32,601	3,880,778,616	32,237	3,830,513,318	14.48%

	Starting UPB as of 8/31/09		Remaining UPB as of 9/30/09		Annualized Run-off%
InvestorMacro	Count	UPB_Curr	Count	UPB_Curr	By UPB
FHLB	3,895	441,784,367	3,854	436,081,234	14.44%
FHLMC	8,820	1,334,692,512	8,722	1,317,158,138	14.67%
FNMA	7,415	815,507,527	7,350	804,900,857	14.54%
GNMA	12,709	1,355,308,412	12,611	1,342,391,604	10.86%
HSG	169	3,493,336	160	3,449,957	13.92%
TOTAL	33,008	3,950,786,154	32,697	3,903,981,790	13.33%

	Starting UPB as of 9/30/09		Remaining UPB as of 10/31/09		Annualized Run-off%
InvestorMacro	Count	UPB_Curr	Count	UPB_Curr	By UPB
FHLB	3,854	436,081,234	3,809	429,413,081	16.88%
FHLMC	8,948	1,354,814,611	8,841	1,334,444,565	16.62%
FNMA	7,410	814,434,950	7,337	803,412,653	15.08%
GNMA	13,142	1,410,418,551	13,026	1,393,698,483	13.33%
HSG	160	3,449,957	157	3,413,797	11.88%
TOTAL	33,514	4,019,199,303	33,170	3,964,382,579	15.19%

Private & Confidential

Prepayment Analysis
Charter Bank Total Prepayment Speeds

Foreclosures
Prime Conventional Fixed Loans

State	% UPB	End of Qtr	Started
New Mexico	77.31%	76.92%	69.01%
Texas	17.44%	48.21%	63.38%
Idaho	2.77%	95.38%	109.86%
Colorado	1.40%	57.95%	64.79%
Arizona	0.52%	149.74%	201.41%
Oklahoma	0.32%	72.31%	69.01%
All other	0.25%	100.00%	100.00%
	100.00%	72.58%	69.87%
Total		1.95%	0.71%
Portfolio State Average		1.42%	0.50%

Foreclosures
FHA Fixed Loans

State	% UPB	End of Qtr	Started
New Mexico	77.31%	90.39%	73.56%
Texas	17.44%	55.46%	75.86%
Idaho	2.77%	91.27%	118.39%
Colorado	1.40%	116.16%	116.09%
Arizona	0.52%	130.13%	177.01%
Oklahoma	0.32%	97.82%	91.95%
All other	0.25%	100.00%	100.00%
	100.00%	84.94%	76.46%
Total		2.29%	0.87%
Portfolio State Average		1.95%	0.67%

Foreclosures
VA All Loans

State	% UPB	End of Qtr	Started
New Mexico	77.31%	83.09%	76.47%
Texas	17.44%	55.56%	69.12%
Idaho	2.77%	73.91%	91.18%
Colorado	1.40%	115.94%	119.12%
Arizona	0.52%	113.53%	160.29%
Oklahoma	0.32%	98.07%	95.59%
All other	0.25%	100.00%	100.00%
	100.00%	78.74%	76.75%
Total		2.07%	0.68%
Portfolio State Average		1.63%	0.52%

Private & Confidential

Delinquency Analysis
MBA 3rd Quarter Report

Agency	Type	Term	UPB	IntRate	Price%	Mult	Yield	Cost	Setup	AncInc	CCY	AvgLifeCPR
FHLB-CONV	FIXED	30	93,817,238	6.476	0.7661	3.0608	10.52	50	7	45	4.763	18.40
FHLB-CONV	FIXED	15	38,503,846	5.940	0.6864	2.7454	10.55	51	7	45	3.935	18.09
FHLB-GOVT	FIXED	30	292,417,952	6.024	1.3752	3.1254	11.55	65	7	45	4.763	16.85
FHLB-GOVT	FIXED	15	4,669,918	5.689	1.0934	2.4850	11.71	67	7	45	3.935	17.57
FHLMC ARC	FIXED_I/O	30	9,989,298	6.497	0.7304	2.9215	12.00	65	7	45	4.763	20.67
FHLMC ARC	FIXED	30	686,751,605	6.284	0.8425	3.3670	10.76	53	7	45	4.763	17.57
FHLMC ARC	FIXED	15	87,474,020	5.745	0.6963	2.7853	10.54	50	7	45	3.935	18.74
FHLMC ARC	BAL	7	1,240,602	4.809	0.1898	0.7594	12.50	60	7	45	4.763	14.60
FHLMC ARC	BAL	5	204,945	5.500	0.4974	1.9898	12.50	60	7	45	4.763	20.44
FHLMC ARC	ARM-7/1	30	5,032,163	4.982	0.6217	2.4868	15.00	65	7	50	4.150	20.25
FHLMC ARC	ARM-5/1	30	9,673,369	4.336	0.7096	2.8386	15.03	65	7	50	3.900	18.01
FHLMC ARC	ARM-3/1	30	1,166,509	3.787	0.6364	2.5458	15.50	65	7	50	4.400	20.81
FHLMC SARC	FIXED	30	498,848,547	5.267	1.0499	4.1937	10.57	51	7	45	4.763	12.11
FHLMC SARC	FIXED	15	57,871,668	4.949	0.7586	3.0343	10.59	51	7	45	3.935	15.78
FHLMC STD	FIXED	30	1,590,237	7.775	1.0896	3.5810	10.89	50	7	45	4.763	23.84
FHLMC STD	FIXED	15	1,305,071	7.211	0.9748	3.7771	10.53	50	7	45	3.935	10.62
FHLMC STD	ARM-1/1	30	27,129	4.630	0.8422	2.2458	15.50	65	7	50	3.650	15.33
FNMA A/A	FIXED_I/O	30	462,112	6.986	0.6721	2.6882	12.35	76	7	45	4.763	20.21
FNMA A/A	FIXED	30	177,481,823	6.293	0.7427	2.9505	11.38	58	7	45	4.763	18.55
FNMA A/A	FIXED	15	37,743,338	5.273	0.6903	2.7610	10.64	51	7	45	3.935	16.42
FNMA A/A	BAL	7	403,541	5.202	0.4599	1.8398	12.50	60	7	45	4.763	15.46
FNMA A/A	ARM-5/1	30	42,131	3.870	0.6460	1.2557	15.00	65	7	50	3.900	12.66
FNMA A/A	ARM-3/1	30	61,660	4.963	0.8841	2.3577	15.50	65	7	50	4.400	17.71
FNMA A/A	ARM-1/1	30	647,403	3.688	0.8737	1.5755	15.50	65	7	50	3.650	15.09
FNMA EXP	FIXED	30	337,335,407	5.800	0.9284	3.5521	10.61	50	7	45	4.763	13.85
FNMA EXP	FIXED	15	107,303,047	5.255	0.6606	2.5900	10.55	50	7	45	3.935	16.54
FNMA EXP	ARM-5/1	30	107,377	3.130	0.8394	3.3576	15.00	65	7	50	3.900	11.10
FNMA EXP	ARM-2/1	30	83,667	4.750	0.9462	2.5231	15.50	65	7	50	3.650	16.10
FNMA EXP	ARM-1/1	30	162,166	3.696	1.0277	2.0554	15.50	65	7	50	3.650	15.35
FNMA MBS	FIXED	30	3,042,534	7.980	0.8211	3.1610	10.58	50	7	45	4.763	14.24
FNMA MBS	FIXED	15	34,297	7.554	0.6090	2.4360	10.50	50	7	45	3.935	7.18
FNMA MBS-MFA	FIXED	30	157,817,804	5.946	0.7885	2.7205	13.88	66	7	45	4.763	16.21
GNMA I	FIXED	30	795,240,233	5.707	1.4182	3.2004	11.63	66	7	65	4.763	16.17
GNMA I	FIXED	15	41,295,234	5.370	1.1728	2.6380	11.71	67	7	65	3.935	16.14
GNMA II	FIXED	30	172,727,098	5.783	1.0200	3.1597	11.68	66	7	65	4.763	16.10
GNMA II	FIXED	15	599,105	5.954	0.7666	2.4439	12.35	71	7	65	3.935	16.68
GNMA II	ARM-3/1	30	300,340	3.732	1.0662	2.3904	16.50	80	7	70	4.400	21.31
GNMA II	ARM-1/1	30	4,283,066	4.655	1.0563	2.3122	16.55	80	7	70	3.650	18.83
GNMA II-MFA	FIXED	30	441,979,578	6.147	1.2376	2.7557	14.05	75	7	65	4.763	17.79
MFA A/A	FIXED-2ND	30	2,860,637	6.050	-4.0128	0.0000	17.04	105	10	40	0.000	19.48
MFA A/A	FIXED-2ND	15	92,726	6.000	-12.4121	0.0000	17.00	105	10	40	0.000	16.52
MFA A/A	FIXED	30	3,417,924	8.759	0.4914	1.3097	12.96	65	10	40	4.763	13.31
**	**	**	4,076,108,367	5.858	1.0545	3.1837	11.52	60	7	52	4.682	16.20

Private & Confidential

Modeling
Holding the Asset to maturity (rates remain steady)
Mark to Market Value Summary
All pricing is as of 12/11/2009

Agency	Type	Term	UPB	IntRate	Price%	Mult	Yield	Cost	Setup	AncInc	CCY	AvgLifeCPR
FHLB-CONV	FIXED	30	93,817,238	6.476	0.6626	2.6473	15.52	50	7	45	4.763	18.40
FHLB-CONV	FIXED	15	38,503,846	5.940	0.6098	2.4393	15.55	51	7	45	3.935	18.09
FHLB-GOVT	FIXED	30	292,417,952	6.024	1.1948	2.7154	16.55	65	7	45	4.763	16.85
FHLB-GOVT	FIXED	15	4,669,918	5.689	0.9782	2.2232	16.71	67	7	45	3.935	17.57
FHLMC ARC	FIXED_I/O	30	9,989,298	6.497	0.6387	2.5548	17.00	65	7	45	4.763	20.67
FHLMC ARC	FIXED	30	686,751,605	6.284	0.7277	2.9083	15.76	53	7	45	4.763	17.57
FHLMC ARC	FIXED	15	87,474,020	5.745	0.6245	2.4981	15.54	50	7	45	3.935	18.74
FHLMC ARC	BAL	7	1,240,602	4.809	0.1854	0.7418	17.50	60	7	45	4.763	14.60
FHLMC ARC	BAL	5	204,945	5.500	0.4677	1.8708	17.50	60	7	45	4.763	20.44
FHLMC ARC	ARM-7/1	30	5,032,163	4.982	0.5538	2.2151	20.00	65	7	50	4.150	20.25
FHLMC ARC	ARM-5/1	30	9,673,369	4.336	0.6274	2.5095	20.03	65	7	50	3.900	18.01
FHLMC ARC	ARM-3/1	30	1,166,509	3.787	0.5730	2.2919	20.50	65	7	50	4.400	20.81
FHLMC SARC	FIXED	30	498,848,547	5.267	0.8865	3.5411	15.57	51	7	45	4.763	12.11
FHLMC SARC	FIXED	15	57,871,668	4.949	0.6746	2.6984	15.59	51	7	45	3.935	15.78
FHLMC STD	FIXED	30	1,590,237	7.775	0.9649	3.1713	15.87	50	7	45	4.763	23.84
FHLMC STD	FIXED	15	1,305,071	7.211	0.9060	3.5109	15.53	50	7	45	3.935	10.62
FHLMC STD	ARM-1/1	30	27,129	4.630	0.7819	2.0851	20.50	65	7	50	3.650	15.33
FNMA A/A	FIXED_I/O	30	462,112	6.986	0.5950	2.3799	17.35	76	7	45	4.763	20.21
FNMA A/A	FIXED	30	177,481,823	6.293	0.6458	2.5657	16.38	58	7	45	4.763	18.55
FNMA A/A	FIXED	15	37,743,338	5.273	0.6190	2.4760	15.64	51	7	45	3.935	16.42
FNMA A/A	BAL	7	403,541	5.202	0.4246	1.6985	17.50	60	7	45	4.763	15.46
FNMA A/A	ARM-5/1	30	42,131	3.870	0.6182	1.2016	20.00	65	7	50	3.900	12.66
FNMA A/A	ARM-3/1	30	61,660	4.963	0.7980	2.1279	20.50	65	7	50	4.400	17.71
FNMA A/A	ARM-1/1	30	647,403	3.688	0.8224	1.4831	20.50	65	7	50	3.650	15.09
FNMA EXP	FIXED	30	337,335,407	5.800	0.7913	3.0274	15.61	50	7	45	4.763	13.85
FNMA EXP	FIXED	15	107,303,047	5.255	0.5984	2.3462	15.55	50	7	45	3.935	16.54
FNMA EXP	ARM-5/1	30	107,377	3.130	0.7378	2.9510	20.00	65	7	50	3.900	11.10
FNMA EXP	ARM-2/1	30	83,667	4.750	0.8465	2.2573	20.50	65	7	50	3.650	16.10
FNMA EXP	ARM-1/1	30	162,166	3.696	0.9537	1.9073	20.50	65	7	50	3.650	15.35
FNMA MBS	FIXED	30	3,042,534	7.980	0.7303	2.8115	15.58	50	7	45	4.763	14.24
FNMA MBS	FIXED	15	34,297	7.554	0.5765	2.3061	15.50	50	7	45	3.935	7.18
FNMA MBS-MFA	FIXED	30	157,817,804	5.946	0.6872	2.3709	18.88	66	7	45	4.763	16.21
GNMA I	FIXED	30	795,240,233	5.707	1.2386	2.7952	16.63	66	7	65	4.763	16.17
GNMA I	FIXED	15	41,295,234	5.370	1.0622	2.3892	16.71	67	7	65	3.935	16.14
GNMA II	FIXED	30	172,727,098	5.783	0.8975	2.7801	16.68	66	7	65	4.763	16.10
GNMA II	FIXED	15	599,105	5.954	0.6990	2.2285	17.33	71	7	65	3.935	16.68
GNMA II	ARM-3/1	30	300,340	3.732	0.9575	2.1468	21.50	80	7	70	4.400	21.31
GNMA II	ARM-1/1	30	4,283,066	4.655	0.9489	2.0771	21.55	80	7	70	3.650	18.83
GNMA II-MFA	FIXED	30	441,979,578	6.147	1.0916	2.4307	19.05	75	7	65	4.763	17.79
MFA A/A	FIXED-2ND	30	2,860,637	6.050	-3.4755	0.0000	22.04	105	10	40	0.000	19.48
MFA A/A	FIXED-2ND	15	92,726	6.000	-11.3615	0.0000	22.00	105	10	40	0.000	16.52
MFA A/A	FIXED	30	3,417,924	8.759	0.4605	1.2275	17.93	65	10	40	4.763	13.31
**	**	**	4,076,108,367	5.858	0.9168	2.7681	16.52	60	7	52	4.682	16.20

Private & Confidential

Modeling
Holding the Asset to maturity (rates remain steady)
Current Market Value Summary
All pricing is as of 12/11/2009

Agency	Type	Term	UPB	IntRate	Price%	Mult	Yield	Cost	Setup	AncInc	CCY	AvgLifeCPR
FHLB-CONV	FIXED	30	93,817,238	6.476	0.7072	2.8257	22.00	70	10	48	4.763	18.40
FHLB-CONV	FIXED	15	38,503,846	5.940	0.6700	2.6800	22.00	70	10	48	3.935	18.09
FHLB-GOVT	FIXED	30	292,417,952	6.024	1.2395	2.8170	22.00	70	10	48	4.763	16.85
FHLB-GOVT	FIXED	15	4,669,918	5.689	1.0909	2.4793	22.00	70	10	48	3.935	17.57
FHLMC ARC	FIXED_I/O	30	9,989,298	6.497	0.6407	2.5627	22.00	70	10	48	4.763	20.67
FHLMC ARC	FIXED	30	686,751,605	6.284	0.6936	2.7716	22.00	70	10	48	4.763	17.57
FHLMC ARC	FIXED	15	87,474,020	5.745	0.6141	2.4563	22.00	70	10	48	3.935	18.74
FHLMC ARC	BAL	7	1,240,602	4.809	0.2080	0.8319	22.00	70	10	48	4.763	14.60
FHLMC ARC	BAL	5	204,945	5.500	0.5116	2.0464	22.00	70	10	48	4.763	20.44
FHLMC ARC	ARM-7/1	30	5,032,163	4.982	0.5982	2.3929	22.00	70	10	48	4.150	20.25
FHLMC ARC	ARM-5/1	30	9,673,369	4.336	0.6725	2.6899	22.00	70	10	48	3.900	18.01
FHLMC ARC	ARM-3/1	30	1,166,509	3.787	0.6449	2.5795	22.00	70	10	48	4.400	20.81
FHLMC SARC	FIXED	30	498,848,547	5.267	0.7780	3.1076	22.00	70	10	48	4.763	12.11
FHLMC SARC	FIXED	15	57,871,668	4.949	0.6299	2.5195	22.00	70	10	48	3.935	15.78
FHLMC STD	FIXED	30	1,590,237	7.775	1.0407	3.4204	22.00	70	10	48	4.763	23.84
FHLMC STD	FIXED	15	1,305,071	7.211	1.1772	4.5615	22.00	70	10	48	3.935	10.62
FHLMC STD	ARM-1/1	30	27,129	4.630	0.9898	2.6396	22.00	70	10	48	3.650	15.33
FNMA A/A	FIXED_I/O	30	462,112	6.986	0.6001	2.4004	22.00	70	10	48	4.763	20.21
FNMA A/A	FIXED	30	177,481,823	6.293	0.6187	2.4580	22.00	70	10	48	4.763	18.55
FNMA A/A	FIXED	15	37,743,338	5.273	0.5698	2.2792	22.00	70	10	48	3.935	16.42
FNMA A/A	BAL	7	403,541	5.202	0.4283	1.7133	22.00	70	10	48	4.763	15.46
FNMA A/A	ARM-5/1	30	42,131	3.870	0.6811	1.3239	22.00	70	10	48	3.900	12.66
FNMA A/A	ARM-3/1	30	61,660	4.963	0.8548	2.2795	22.00	70	10	48	4.400	17.71
FNMA A/A	ARM-1/1	30	647,403	3.688	0.8987	1.6206	22.00	70	10	48	3.650	15.09
FNMA EXP	FIXED	30	337,335,407	5.800	0.7509	2.8727	22.00	70	10	48	4.763	13.85
FNMA EXP	FIXED	15	107,303,047	5.255	0.6219	2.4383	22.00	70	10	48	3.935	16.54
FNMA EXP	ARM-5/1	30	107,377	3.130	0.8276	3.3103	22.00	70	10	48	3.900	11.10
FNMA EXP	ARM-2/1	30	83,667	4.750	0.9134	2.4357	22.00	70	10	48	3.650	16.10
FNMA EXP	ARM-1/1	30	162,166	3.696	1.1161	2.2322	22.00	70	10	48	3.650	15.35
FNMA MBS	FIXED	30	3,042,534	7.980	0.7559	2.9099	22.00	70	10	48	4.763	14.24
FNMA MBS	FIXED	15	34,297	7.554	0.6146	2.4586	22.00	70	10	48	3.935	7.18
FNMA MBS-MFA	FIXED	30	157,817,804	5.946	0.8064	2.7822	22.00	70	10	48	4.763	16.21
GNMA I	FIXED	30	795,240,233	5.707	1.2280	2.7711	22.00	70	10	48	4.763	16.17
GNMA I	FIXED	15	41,295,234	5.370	1.0947	2.4623	22.00	70	10	48	3.935	16.14
GNMA II	FIXED	30	172,727,098	5.783	0.9751	3.0205	22.00	70	10	48	4.763	16.10
GNMA II	FIXED	15	599,105	5.954	0.8082	2.5766	22.00	70	10	48	3.935	16.68
GNMA II	ARM-3/1	30	300,340	3.732	1.1228	2.5174	22.00	70	10	48	4.400	21.31
GNMA II	ARM-1/1	30	4,283,066	4.655	1.1273	2.4674	22.00	70	10	48	3.650	18.83
GNMA II-MFA	FIXED	30	441,979,578	6.147	1.1960	2.6631	22.00	70	10	48	4.763	17.79
MFA A/A	FIXED-2ND	30	2,860,637	6.050	-1.2919	0.0000	22.00	70	10	48	0.000	19.48
MFA A/A	FIXED-2ND	15	92,726	6.000	-3.6926	0.0000	22.00	70	10	48	0.000	16.52
MFA A/A	FIXED	30	3,417,924	8.759	0.7654	2.0403	22.00	70	10	48	4.763	13.31
**	**	**	4,076,108,367	5.858	0.9175	2.7701	22.00	70	10	48	4.682	16.20

Private & Confidential

Unlevered Returns
Holding the Asset to maturity (rates remain steady)
BOK Economic Value Summary
All pricing is as of 12/11/2009

Prepayment Projections
22.5
21.0
19.5
18.0
16.5
15.0
13.5
12.0
10.5
9.0
7.5
6.0
4.5
3.0
1.5
0.0
CPR/CDR %
Period
Voluntary CPR
Involuntary CDR
WAVG Total CPR

Private & Confidential

Modeling

Total Delinquency (Excl. FC)
Total Dlq %
7.0
6.5
6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
Today
Year 2
Year 4
Year 6
Year 8
Year 10
Year 12
Year 14
Year 16
Year 18
Year 20
Year 22
Year 24
Year 26
Year 28
Year 30
Period
Total Delinquency

Private & Confidential

Modeling

Analytics Powered by CompassPoint™
Data Date/Time:  10/31/2009
Proc ID:  607001310
Charter Mortgage - Bulk Sale - Fair Value
Report Date:  2/2/2010 1:38:19 PM
Price Date:  1/29/2010 2:00:00 PM
$4.0 Billion Mortgage Servicing Portfolio
Number of Records:  34,407

Total
Loans	UPB	AvgBal	IntRate	SvcFee	Age	Price$	Price%	Mult	Yield	Cost	Setup	AncInc	CCY	Vol CPR	PSA*	Invol CDR	AvgLifeCPR	AvgLifeYrs	PI Days	Ppay Days	Days Lost	Avg Esc	IOE	Delq30%	Delq60%	Delq90%	FC%	D30Cost	D60Cost	D90Cost	FCCost	Esc Earn %	Float Earn %	Adv Cost %

34,407	4,076,108,367	118,467	5.858	0.3312	37	42,595,517	1.0450	3.1551	11.52	60	7	52	4.757	15.15	253	1.28	16.51	5.1	10	19	3	0.90	0.00	2.96	1.08	0.87	0.66	50	150	250	1,482	2.72	1.78	2.28

Analytics Powered by CompassPoint™
Data Date/Time:  10/31/2009
Proc ID:  607001310
Charter Mortgage - Bulk Sale - Fair Value
Report Date:  2/2/2010 1:38:19 PM
Price Date:  1/29/2010 2:00:00 PM
$4.0 Billion Mortgage Servicing Portfolio
Number of Records:  34,407

AgencyTypeTerm
Agency	Type	Term	Loans	UPB	AvgBal	IntRate	SvcFee	Age	Price$	Price%	Mult	Yield	Cost	Setup	AncInc	CCY	Vol CPR	PSA*	Invol CDR	AvgLifeCPR	AvgLifeYrs	PI Days	Ppay Days	Days Lost	Avg Esc	IOE	Delq30%	Delq60%	Delq90%	FC%	D30Cost	D60Cost	D90Cost	FCCost	Esc Earn %	Float Earn %	Adv Cost %
FHLB-CONV	FIXED	30	670	93,817,238	140,026	6.476	0.2503	43	706,008	0.7525	3.0067	10.52	50	7	45	4.841	17.18	286	1.57	18.85	4.6	13	30	12	0.72	0.00	1.64	1.04	0.75	1.19	50	150	250	502	2.72	1.78	2.28
FHLB-CONV	FIXED	15	449	38,503,846	85,755	5.940	0.2500	59	260,652	0.6770	2.7078	10.55	51	7	45	4.002	16.50	275	0.15	18.49	3.6	13	30	12	1.01	0.00	1.56	0.00	0.22	0.00	50	150	250	506	2.72	1.78	2.28
FHLB-GOVT	FIXED	30	2,628	292,417,952	111,270	6.024	0.4400	45	3,945,952	1.3494	3.0669	11.55	65	7	45	4.841	15.73	262	1.73	17.44	4.9	10	28	4	1.20	0.00	4.49	2.02	1.26	1.18	50	150	250	2,006	2.72	1.78	2.28
FHLB-GOVT	FIXED	15	60	4,669,918	77,832	5.689	0.4400	47	50,346	1.0781	2.4502	11.71	67	7	45	4.002	15.55	259	0.97	18.11	3.8	10	28	3	1.34	0.00	8.33	0.00	1.67	1.67	50	150	250	2,026	2.72	1.78	2.28
FHLMC ARC	FIXED_I/O	30	40	9,989,298	249,732	6.497	0.2500	26	72,092	0.7217	2.8868	12.00	65	7	45	4.841	18.56	309	2.86	21.10	4.3	14	7	0	0.53	0.00	2.50	0.00	0.00	2.50	50	150	250	500	2.72	1.78	2.28
FHLMC ARC	FIXED	30	4,796	686,751,605	143,193	6.284	0.2502	40	5,741,036	0.8360	3.3408	10.76	53	7	45	4.841	16.51	275	1.15	17.89	4.8	14	7	0	0.82	0.00	1.67	0.77	0.65	0.73	50	150	250	517	2.72	1.78	2.28
FHLMC ARC	FIXED	15	1,017	87,474,020	86,012	5.745	0.2500	43	604,482	0.6910	2.7642	10.54	50	7	45	4.002	17.17	286	0.32	19.07	3.3	14	7	0	1.01	0.00	0.29	0.20	0.00	0.10	50	150	250	506	2.72	1.78	2.28
FHLMC ARC	BAL	7	11	1,240,602	112,782	4.809	0.2500	74	2,349	0.1893	0.7573	12.50	60	7	45	4.841	16.36	273	0.00	15.56	0.8	14	7	0	0.81	0.00	0.00	9.09	0.00	0.00	50	150	250	500	2.72	1.78	2.28
FHLMC ARC	BAL	5	1	204,945	204,945	5.500	0.2500	21	998	0.4872	1.9487	12.50	60	7	45	4.841	28.07	468	0.16	21.48	2.1	14	7	0	0.94	0.00	0.00	0.00	0.00	0.00	50	150	250	500	2.72	1.78	2.28
FHLMC ARC	ARM-7/1	30	32	5,032,163	157,255	4.982	0.2500	57	31,184	0.6197	2.4788	15.00	65	7	50	4.110	16.52	275	0.47	20.20	4.0	14	7	0	0.60	0.00	0.00	0.00	0.00	0.00	50	150	250	500	2.72	1.78	2.28
FHLMC ARC	ARM-5/1	30	63	9,673,369	153,546	4.336	0.2500	54	66,165	0.6840	2.7360	15.03	65	7	50	3.610	18.53	309	0.49	19.72	4.4	14	7	0	0.65	0.00	0.00	0.00	0.00	0.00	50	150	250	504	2.72	1.78	2.28
FHLMC ARC	ARM-3/1	30	12	1,166,509	97,209	3.787	0.2500	56	7,373	0.6321	2.5282	15.50	65	7	50	4.235	20.42	340	0.46	20.96	3.8	14	7	0	1.15	0.00	0.00	0.00	0.00	0.00	50	150	250	500	2.72	1.78	2.28
FHLMC SARC	FIXED	30	2,570	498,848,547	194,104	5.267	0.2503	6	5,251,524	1.0527	4.2051	10.57	51	7	45	4.841	11.69	195	0.75	12.10	6.8	3	7	0	0.60	0.00	0.39	0.04	0.00	0.12	50	150	250	508	2.72	1.78	2.28
FHLMC SARC	FIXED	15	374	57,871,668	154,737	4.949	0.2500	5	441,216	0.7624	3.0496	10.59	51	7	45	4.002	15.39	257	0.65	15.64	4.0	3	7	0	0.67	0.00	0.00	0.00	0.00	0.00	50	150	250	511	2.72	1.78	2.28
FHLMC STD	FIXED	30	30	1,590,237	53,008	7.775	0.3043	154	16,947	1.0657	3.5024	10.88	50	7	45	4.841	16.52	275	8.74	24.63	3.8	29	7	0	3.45	0.00	6.67	0.00	0.00	3.33	50	150	250	500	2.72	1.78	2.28
FHLMC STD	FIXED	15	52	1,305,071	25,098	7.211	0.2581	146	12,707	0.9737	3.7730	10.53	50	7	45	4.002	10.23	170	0.00	11.17	2.4	29	7	0	7.12	0.00	0.00	1.92	0.00	0.00	50	150	250	500	2.72	1.78	2.28
FHLMC STD	ARM-1/1	30	1	27,129	27,129	4.630	0.3750	263	228	0.8418	2.2449	15.50	65	7	50	3.360	16.19	270	0.00	15.58	2.8	29	7	0	3.24	0.00	0.00	0.00	0.00	0.00	50	150	250	500	2.72	1.78	2.28
FNMA A/A	FIXED_I/O	30	3	462,112	154,037	6.986	0.2500	25	3,027	0.6551	2.6204	12.35	76	7	45	4.841	20.38	340	0.82	21.13	4.0	1	1	0	0.88	0.00	0.00	0.00	0.00	0.00	50	150	250	500	2.72	1.78	2.28
FNMA A/A	FIXED	30	1,287	177,481,823	137,904	6.293	0.2517	29	1,309,315	0.7377	2.9307	11.38	58	7	45	4.841	17.14	286	2.04	18.97	4.7	1	1	0	0.98	0.00	5.13	1.86	2.10	1.17	50	150	250	563	2.72	1.78	2.28
FNMA A/A	FIXED	15	392	37,743,338	96,284	5.273	0.2500	13	261,786	0.6936	2.7744	10.64	51	7	45	4.002	15.83	264	0.93	16.40	3.7	1	1	0	0.95	0.00	0.77	0.00	0.26	0.26	50	150	250	515	2.72	1.78	2.28
FNMA A/A	BAL	7	2	403,541	201,771	5.202	0.2500	45	1,831	0.4537	1.8148	12.50	60	7	45	4.841	16.24	271	0.16	16.17	2.1	1	1	0	0.85	0.00	0.00	0.00	0.00	0.00	50	150	250	500	2.72	1.78	2.28
FNMA A/A	ARM-5/1	30	2	42,131	21,065	3.870	0.5145	318	272	0.6453	1.2544	15.00	65	7	50	3.610	12.52	209	0.00	13.51	1.6	1	1	0	3.03	0.00	0.00	0.00	0.00	0.00	50	150	250	500	2.72	1.78	2.28
FNMA A/A	ARM-3/1	30	2	61,660	30,830	4.963	0.3750	118	545	0.8842	2.3579	15.50	65	7	50	4.235	17.89	298	0.02	17.83	3.8	1	1	0	2.79	0.00	0.00	0.00	0.00	0.00	50	150	250	500	2.72	1.78	2.28
FNMA A/A	ARM-1/1	30	31	647,403	20,884	3.688	0.5545	293	5,660	0.8743	1.5767	15.50	65	7	50	3.360	15.92	265	0.00	15.45	2.1	1	1	0	3.26	0.00	0.00	0.00	0.00	0.00	50	150	250	500	2.72	1.78	2.28
FNMA EXP	FIXED	30	2,763	337,335,407	122,090	5.800	0.2614	66	3,118,081	0.9243	3.5363	10.62	50	7	45	4.841	13.29	221	0.24	13.99	5.7	13	16	12	0.81	0.00	0.76	0.07	0.25	0.18	50	150	250	503	2.72	1.78	2.28
FNMA EXP	FIXED	15	1,494	107,303,047	71,823	5.255	0.2551	74	701,770	0.6540	2.5641	10.55	50	7	45	4.002	14.99	250	0.06	16.89	3.1	13	16	12	1.24	0.00	0.20	0.13	0.07	0.07	50	150	250	502	2.72	1.78	2.28
FNMA EXP	ARM-5/1	30	1	107,377	107,377	3.130	0.2500	111	900	0.8386	3.3544	15.00	65	7	50	3.610	11.81	197	0.00	11.19	5.6	13	16	12	1.14	0.00	0.00	0.00	0.00	0.00	50	150	250	500	2.72	1.78	2.28
FNMA EXP	ARM-2/1	30	1	83,667	83,667	4.750	0.3750	154	788	0.9412	2.5100	15.50	65	7	50	3.360	16.51	275	0.00	16.24	4.1	13	16	12	0.65	0.00	0.00	0.00	0.00	0.00	50	150	250	500	2.72	1.78	2.28
FNMA EXP	ARM-1/1	30	4	162,166	40,541	3.696	0.5000	274	1,664	1.0260	2.0520	15.50	65	7	50	3.360	16.20	270	0.00	15.65	2.6	13	16	12	2.61	0.00	0.00	0.00	0.00	0.00	50	150	250	500	2.72	1.78	2.28
FNMA MBS	FIXED	30	61	3,042,534	49,878	7.980	0.2598	206	24,307	0.7989	3.0754	10.58	50	7	45	4.841	14.32	239	0.00	15.05	4.1	13	30	12	1.56	0.00	0.00	0.00	0.00	0.00	50	150	250	500	2.72	1.78	2.28
FNMA MBS	FIXED	15	2	34,297	17,148	7.554	0.2500	193	209	0.6094	2.4376	10.50	50	7	45	4.002	8.03	134	0.00	7.67	1.9	13	30	12	4.28	0.00	0.00	0.00	0.00	0.00	50	150	250	500	2.72	1.78	2.28
FNMA MBS-MFA	FIXED	30	1,431	157,817,804	110,285	5.946	0.2898	43	1,241,045	0.7864	2.7131	13.88	66	7	45	4.841	14.55	242	1.66	16.35	5.2	13	30	12	0.73	0.00	3.70	0.70	1.26	0.84	50	150	250	532	2.72	1.78	2.28
GNMA I	FIXED	30	6,345	795,240,233	125,333	5.707	0.4431	26	11,149,323	1.4020	3.1639	11.63	66	7	65	4.841	15.07	251	1.70	16.55	5.1	10	28	3	1.00	0.00	3.39	1.37	0.72	0.39	50	150	250	2,995	2.72	1.78	2.28
GNMA I	FIXED	15	689	41,295,234	59,935	5.370	0.4446	52	479,949	1.1622	2.6142	11.71	67	7	65	4.002	14.58	243	0.85	16.56	3.4	10	28	4	1.69	0.00	2.18	0.29	0.44	0.29	50	150	250	3,096	2.72	1.78	2.28
GNMA II	FIXED	30	1,607	172,727,098	107,484	5.783	0.3228	34	1,745,704	1.0107	3.1307	11.68	66	7	65	4.841	14.87	248	1.73	16.40	5.1	14	32	2	1.16	0.00	7.53	2.74	1.93	0.68	50	150	250	2,904	2.72	1.78	2.28
GNMA II	FIXED	15	14	599,105	42,793	5.954	0.3137	60	4,545	0.7587	2.4187	12.34	71	7	65	4.002	15.09	251	0.40	17.25	3.8	14	32	1	1.63	0.00	14.29	0.00	0.00	0.00	50	150	250	2,835	2.72	1.78	2.28
GNMA II	ARM-3/1	30	3	300,340	100,113	3.732	0.4460	60	3,182	1.0595	2.3754	16.50	80	7	70	4.235	21.11	352	0.12	21.41	3.7	14	32	12	0.99	0.00	0.00	0.00	0.00	0.00	50	150	250	3,700	2.72	1.78	2.28
GNMA II	ARM-1/1	30	74	4,283,066	57,879	4.655	0.4569	145	44,933	1.0491	2.2963	16.55	80	7	70	3.360	17.27	288	2.13	19.06	3.8	14	32	1	1.25	0.00	4.05	1.35	1.35	1.35	50	150	250	2,807	2.72	1.78	2.28
GNMA II-MFA	FIXED	30	4,790	441,979,578	92,271	6.147	0.4491	47	5,395,026	1.2207	2.7180	14.05	75	7	65	4.841	16.52	275	1.81	18.29	4.7	10	32	1	0.83	0.00	5.11	1.75	1.65	1.02	50	150	250	2,764	2.72	1.78	2.28
MFA A/A	FIXED-2ND	30	396	2,860,637	7,224	6.050	0.0000	35	-114,782	-4.0124	0.0000	17.04	105	10	40	0.000	15.00	250	4.84	19.48	4.9	1	1	0	0.00	0.00	4.55	1.77	2.27	5.81	50	150	250	504	2.72	1.78	2.28
MFA A/A	FIXED-2ND	15	48	92,726	1,932	6.000	0.0000	60	-11,509	-12.4115	0.0000	17.00	105	10	40	0.000	15.00	250	2.07	16.52	2.0	1	1	0	0.00	0.00	14.58	4.17	2.08	2.08	50	150	250	500	2.72	1.78	2.28
MFA A/A	FIXED	30	159	3,417,924	21,496	8.759	0.3752	238	16,683	0.4881	1.3011	13.19	65	10	40	4.841	13.16	219	0.00	14.08	3.5	1	1	0	2.45	0.00	6.29	3.14	1.89	0.00	50	150	250	500	2.72	1.78	2.28

**	**	**	34,407	4,076,108,367	118,467	5.858	0.3312	37	42,595,517	1.0450	3.1551	11.52	60	7	52	4.757	15.15	253	1.28	16.51	5.1	10	19	3	0.90	0.00	2.96	1.08	0.87	0.66	50	150	250	1,482	2.72	1.78	2.28

Analytics Powered by CompassPoint™
Data Date/Time:  10/31/2009
Proc ID:  607001310
Charter Mortgage - Bulk Sale - Fair Value
Report Date:  2/2/2010 1:38:19 PM
Price Date:  1/29/2010 2:00:00 PM
$4.0 Billion Mortgage Servicing Portfolio
Number of Records:  34,407

Detail
ProdTypeDef	Agency	Type	Term	Loans	UPB	AvgBal	IntRate	SvcFee	Age	Price$	Price%	Mult	Yield	Cost	Setup	AncInc	CCY	Vol CPR	PSA*	Invol CDR	AvgLifeCPR	AvgLifeYrs	PI Days	Ppay Days	Days Lost	Avg Esc	IOE	Delq30%	Delq60%	Delq90%	FC%	D30Cost	D60Cost	D90Cost	FCCost	Esc Earn %	Float Earn %	Adv Cost %
A-	FHLB-CONV	FIXED	30	2	307,636	153,818	6.606	0.2500	40	1,847	0.6002	2.4009	13.50	80	7	45	4.841	18.64	311	0.54	19.30	4.3	13	30	12	0.60	0.00	0.00	0.00	0.00	0.00	50	150	250	1,000	2.72	1.78	2.28
A-	FHLB-CONV	FIXED	15	1	46,834	46,834	6.250	0.2500	95	166	0.3542	1.4167	13.50	80	7	45	4.002	13.50	225	0.34	15.04	2.8	13	30	12	1.53	0.00	0.00	0.00	0.00	0.00	50	150	250	1,000	2.72	1.78	2.28
A-	FHLMC ARC	FIXED	30	39	4,909,499	125,885	6.178	0.2500	56	32,857	0.6693	2.6770	13.50	80	7	45	4.841	15.73	262	1.67	17.55	4.9	14	7	0	0.82	0.00	2.56	2.56	0.00	2.56	50	150	250	1,000	2.72	1.78	2.28
A-	FHLMC ARC	FIXED	15	6	394,244	65,707	6.139	0.2500	60	1,855	0.4706	1.8824	13.50	80	7	45	4.002	17.48	291	0.53	19.18	3.3	14	7	0	1.03	0.00	0.00	0.00	0.00	0.00	50	150	250	1,000	2.72	1.78	2.28
A-	FNMA A/A	FIXED	30	5	536,556	107,311	6.164	0.2500	63	3,390	0.6317	2.5269	13.50	80	7	45	4.841	15.17	253	0.65	16.13	5.0	1	1	0	0.52	0.00	0.00	0.00	0.00	0.00	50	150	250	1,000	2.72	1.78	2.28
A-	FNMA A/A	FIXED	15	1	43,756	43,756	5.000	0.2500	54	151	0.3452	1.3808	13.50	80	7	45	4.002	14.39	240	0.56	15.73	3.4	1	1	0	1.35	0.00	0.00	0.00	0.00	0.00	50	150	250	1,000	2.72	1.78	2.28
A-	FNMA EXP	FIXED	30	5	532,164	106,433	6.197	0.2626	66	3,174	0.5964	2.2712	13.64	80	7	45	4.841	15.88	265	0.67	16.87	4.8	13	16	12	0.54	0.00	0.00	0.00	0.00	0.00	50	150	250	1,000	2.72	1.78	2.28
A-	FNMA EXP	FIXED	15	1	101,156	101,156	5.370	0.2500	61	498	0.4927	1.9708	13.50	80	7	45	4.002	17.22	287	0.54	19.91	3.0	13	16	12	1.49	0.00	0.00	0.00	0.00	0.00	50	150	250	1,000	2.72	1.78	2.28
A-	**	**	**	60	6,871,845	114,531	6.176	0.2510	57	43,938	0.6394	2.5476	13.51	80	7	45	4.769	15.93	265	1.36	17.57	4.7	13	9	2	0.80	0.00	1.67	1.67	0.00	1.67	50	150	250	1,000	2.72	1.78	2.28

ALT-A	FHLB-CONV	FIXED	15	5	897,289	179,458	5.681	0.2500	45	5,585	0.6224	2.4897	12.50	70	7	45	4.002	17.34	289	0.63	19.50	3.8	13	30	12	0.76	0.00	0.00	0.00	0.00	0.00	50	150	250	750	2.72	1.78	2.28
ALT-A	FHLB-GOVT	FIXED	30	62	6,153,640	99,252	5.685	0.4400	42	77,981	1.2672	2.8801	13.50	85	7	45	4.841	14.27	238	0.77	14.94	5.4	10	28	4	1.00	0.00	8.06	1.61	0.00	0.00	50	150	250	2,250	2.72	1.78	2.28
ALT-A	FHLB-GOVT	FIXED	15	7	490,434	70,062	5.822	0.4400	49	5,042	1.0280	2.3363	13.50	85	7	45	4.002	15.96	266	0.64	18.32	4.0	10	28	2	1.58	0.00	0.00	0.00	0.00	0.00	50	150	250	2,250	2.72	1.78	2.28
ALT-A	FHLMC ARC	FIXED	30	165	29,047,343	176,045	6.269	0.2500	28	216,291	0.7446	2.9785	12.50	70	7	45	4.841	16.83	281	1.31	18.16	4.7	14	7	0	0.78	0.00	3.03	0.61	0.61	0.61	50	150	250	750	2.72	1.78	2.28
ALT-A	FHLMC ARC	FIXED	15	10	1,230,604	123,060	5.202	0.2500	12	7,674	0.6236	2.4945	12.50	70	7	45	4.002	17.55	293	1.00	19.27	3.8	14	7	0	0.66	0.00	0.00	0.00	0.00	0.00	50	150	250	750	2.72	1.78	2.28
ALT-A	FHLMC ARC	ARM-5/1	30	1	137,352	137,352	4.750	0.2500	19	738	0.5371	2.1484	17.00	85	7	50	3.610	20.31	339	1.29	23.79	3.4	14	7	0	0.93	0.00	0.00	0.00	0.00	0.00	50	150	250	750	2.72	1.78	2.28
ALT-A	FHLMC SARC	FIXED	30	77	15,408,970	200,116	5.221	0.2500	5	146,759	0.9524	3.8097	12.50	70	7	45	4.841	10.83	180	1.12	11.37	7.0	3	7	0	0.52	0.00	1.30	1.30	0.00	0.00	50	150	250	750	2.72	1.78	2.28
ALT-A	FHLMC SARC	FIXED	15	17	2,521,376	148,316	4.933	0.2500	6	17,597	0.6979	2.7917	12.50	70	7	45	4.002	15.14	252	0.84	15.37	4.1	3	7	0	0.87	0.00	0.00	0.00	0.00	0.00	50	150	250	750	2.72	1.78	2.28
ALT-A	FNMA A/A	FIXED	30	6	844,975	140,829	5.052	0.2500	8	7,929	0.9384	3.7535	12.50	70	7	45	4.841	9.17	153	1.25	9.82	7.4	1	1	0	0.56	0.00	0.00	0.00	0.00	0.00	50	150	250	750	2.72	1.78	2.28
ALT-A	FNMA A/A	FIXED	15	11	1,261,523	114,684	4.731	0.2500	7	8,427	0.6680	2.6720	12.50	70	7	45	4.002	14.23	237	0.79	14.36	4.0	1	1	0	1.17	0.00	0.00	0.00	0.00	0.00	50	150	250	750	2.72	1.78	2.28
ALT-A	FNMA EXP	FIXED	30	19	2,645,747	139,250	5.159	0.2844	25	27,226	1.0290	3.6183	12.81	70	7	45	4.841	9.71	162	1.10	10.38	7.2	13	16	12	0.74	0.00	0.00	0.00	0.00	0.00	50	150	250	750	2.72	1.78	2.28
ALT-A	FNMA EXP	FIXED	15	6	538,877	89,813	5.098	0.2500	68	2,884	0.5351	2.1406	12.50	70	7	45	4.002	14.63	244	0.52	16.24	3.2	13	16	12	1.09	0.00	0.00	0.00	0.00	0.00	50	150	250	750	2.72	1.78	2.28
ALT-A	GNMA I	FIXED	30	295	42,458,595	143,927	5.208	0.4440	10	628,580	1.4805	3.3340	13.52	85	7	65	4.841	13.14	219	0.92	13.72	5.9	10	28	1	0.75	0.00	3.05	1.69	1.02	0.00	50	150	250	3,005	2.72	1.78	2.28
ALT-A	GNMA I	FIXED	15	63	3,723,806	59,108	5.316	0.4499	33	39,451	1.0594	2.3550	13.56	85	7	65	4.002	15.90	265	0.59	17.37	3.6	10	28	2	1.81	0.00	0.00	0.00	0.00	0.00	50	150	250	3,156	2.72	1.78	2.28
ALT-A	GNMA II	FIXED	30	43	5,549,977	129,069	5.194	0.3034	15	55,368	0.9976	3.2879	13.53	85	7	65	4.841	12.99	217	0.88	13.55	5.9	14	32	1	0.83	0.00	0.00	2.33	2.33	0.00	50	150	250	2,998	2.72	1.78	2.28
ALT-A	GNMA II	FIXED	15	2	177,855	88,927	5.697	0.3602	52	1,441	0.8101	2.2489	13.97	85	7	65	4.002	15.66	261	0.57	17.96	4.0	14	32	0	0.99	0.00	50.00	0.00	0.00	0.00	50	150	250	2,950	2.72	1.78	2.28
ALT-A	GNMA II	ARM-1/1	30	1	101,302	101,302	4.500	0.4600	56	1,159	1.1442	2.4874	18.50	100	7	70	3.360	17.20	287	0.57	17.60	4.4	14	32	0	0.99	0.00	0.00	0.00	0.00	0.00	50	150	250	2,950	2.72	1.78	2.28
ALT-A	**	**	**	790	113,189,667	143,278	5.502	0.3443	18	1,250,130	1.1045	3.2078	13.05	78	7	54	4.758	13.98	233	1.02	14.82	5.5	10	18	1	0.79	0.00	2.66	1.14	0.63	0.13	50	150	250	1,879	2.72	1.78	2.28

EA I	FHLB-CONV	FIXED	30	1	190,798	190,798	6.500	0.2500	41	830	0.4350	1.7401	13.00	70	7	45	4.841	18.39	307	7.11	24.28	3.4	13	30	12	0.37	0.00	0.00	0.00	0.00	0.00	50	150	250	750	2.72	1.78	2.28
EA I	FHLB-GOVT	FIXED	30	3	413,555	137,852	6.495	0.4400	29	2,565	0.6201	1.4094	14.00	85	7	45	4.841	18.75	313	6.99	24.56	3.4	10	28	5	0.82	0.00	33.33	0.00	0.00	33.33	50	150	250	2,250	2.72	1.78	2.28
EA I	FHLMC ARC	FIXED	30	65	8,378,623	128,902	6.823	0.2500	29	35,532	0.4241	1.6963	13.00	70	7	45	4.841	19.64	327	6.09	24.61	3.4	14	7	0	1.02	0.00	3.08	4.62	7.69	0.00	50	150	250	750	2.72	1.78	2.28
EA I	FNMA A/A	FIXED	30	324	42,881,446	132,350	7.024	0.2500	30	180,755	0.4215	1.6861	13.00	70	7	45	4.841	20.11	335	6.08	25.05	3.3	1	1	0	1.47	0.01	14.20	4.63	6.79	3.70	50	150	250	750	2.72	1.78	2.28
EA I	FNMA A/A	FIXED	15	12	870,502	72,542	6.917	0.2500	37	2,544	0.2922	1.1689	13.00	70	7	45	4.002	20.48	341	6.37	25.97	2.9	1	1	0	1.59	0.00	16.67	0.00	0.00	0.00	50	150	250	750	2.72	1.78	2.28
EA I	FNMA EXP	FIXED	30	2	420,389	210,194	6.298	0.2500	52	2,002	0.4762	1.9047	13.00	70	7	45	4.841	17.50	292	6.28	22.86	3.6	13	16	12	0.97	0.00	0.00	0.00	0.00	0.00	50	150	250	750	2.72	1.78	2.28
EA I	FNMA MBS-MFA	FIXED	30	145	19,932,753	137,467	5.892	0.2982	32	101,064	0.5070	1.7005	16.00	80	7	45	4.841	15.15	253	5.97	20.34	4.1	13	30	12	0.81	0.00	6.90	3.45	4.14	1.38	50	150	250	750	2.72	1.78	2.28
EA I	GNMA I	FIXED	30	4	683,184	170,796	6.000	0.4416	31	3,670	0.5371	1.2162	14.02	85	7	65	4.841	16.44	274	6.92	22.29	3.7	10	28	7	0.63	0.00	0.00	0.00	25.00	0.00	50	150	250	3,508	2.72	1.78	2.28
EA I	GNMA II	FIXED	30	1	152,872	152,872	6.630	0.5750	47	1,457	0.9529	1.6572	14.97	85	7	65	4.841	18.79	313	7.20	24.78	3.3	14	32	0	0.83	0.00	0.00	0.00	0.00	0.00	50	150	250	2,950	2.72	1.78	2.28
EA I	GNMA II-MFA	FIXED	30	3	346,501	115,500	6.037	0.4500	32	1,304	0.3764	0.8364	16.47	95	7	65	4.841	16.69	278	6.98	22.58	3.7	10	32	0	0.78	0.00	0.00	0.00	33.33	0.00	50	150	250	2,950	2.72	1.78	2.28
EA I	MFA A/A	FIXED-2ND	30	5	49,415	9,883	6.027	0.0000	36	-1,915	-3.8746	0.0000	19.50	125	10	40	0.000	15.00	250	6.99	20.90	3.9	1	1	0	0.00	0.00	20.00	0.00	0.00	0.00	50	150	250	750	2.72	1.78	2.28
EA I	**	**	**	565	74,320,038	131,540	6.673	0.2672	31	329,807	0.4438	1.6610	13.85	73	7	45	4.831	18.65	311	6.08	23.69	3.6	6	10	3	1.22	0.00	10.97	4.07	6.19	2.65	50	150	250	798	2.72	1.78	2.28

FLEX	FHLMC ARC	FIXED_I/O	30	40	9,989,298	249,732	6.497	0.2500	26	72,092	0.7217	2.8868	12.00	65	7	45	4.841	18.56	309	2.86	21.10	4.3	14	7	0	0.53	0.00	2.50	0.00	0.00	2.50	50	150	250	500	2.72	1.78	2.28
FLEX	FHLMC ARC	FIXED	30	179	28,174,308	157,398	6.677	0.2500	30	201,811	0.7163	2.8652	12.00	65	7	45	4.841	19.15	319	3.58	22.34	4.1	14	7	0	1.16	0.00	2.79	2.23	0.56	2.79	50	150	250	500	2.72	1.78	2.28
FLEX	FNMA A/A	FIXED_I/O	30	1	137,888	137,888	6.500	0.2500	30	1,068	0.7748	3.0992	12.00	65	7	45	4.841	18.17	303	0.48	18.76	4.4	1	1	0	1.51	0.00	0.00	0.00	0.00	0.00	50	150	250	500	2.72	1.78	2.28
FLEX	FNMA A/A	FIXED	30	108	18,251,935	168,999	6.491	0.2500	21	128,615	0.7047	2.8187	12.00	65	7	45	4.841	18.51	309	1.79	20.19	4.3	1	1	0	1.16	0.00	2.78	1.85	1.85	0.93	50	150	250	500	2.72	1.78	2.28
FLEX	FNMA A/A	FIXED	15	2	186,151	93,076	6.324	0.2500	28	1,077	0.5787	2.3147	12.00	65	7	45	4.002	19.53	325	0.48	20.93	3.2	1	1	0	1.12	0.00	0.00	0.00	0.00	0.00	50	150	250	500	2.72	1.78	2.28
FLEX	**	**	**	330	56,739,580	171,938	6.584	0.2500	27	404,663	0.7132	2.8528	12.00	65	7	45	4.838	18.84	314	2.86	21.42	4.2	10	5	0	1.05	0.00	2.73	1.82	0.91	2.12	50	150	250	500	2.72	1.78	2.28

MY COMM	FHLMC ARC	FIXED	30	168	22,205,295	132,174	6.623	0.2500	29	140,341	0.6320	2.5281	12.50	80	7	45	4.841	19.01	317	3.60	22.23	4.2	14	7	0	1.13	0.00	5.95	1.19	3.57	3.57	50	150	250	500	2.72	1.78	2.28
MY COMM	FHLMC SARC	FIXED	30	2	342,140	171,070	6.557	0.2500	12	2,101	0.6142	2.4567	12.50	80	7	45	4.841	20.56	343	0.93	21.49	3.9	3	7	0	0.39	0.00	0.00	0.00	0.00	0.00	50	150	250	500	2.72	1.78	2.28
MY COMM	FNMA A/A	FIXED_I/O	30	2	324,224	162,112	7.192	0.2500	23	1,959	0.6042	2.4169	12.50	80	7	45	4.841	21.31	355	0.96	22.13	3.8	1	1	0	0.61	0.00	0.00	0.00	0.00	0.00	50	150	250	500	2.72	1.78	2.28
MY COMM	FNMA A/A	FIXED	30	58	8,078,912	139,292	6.323	0.2500	28	52,460	0.6493	2.5974	12.50	80	7	45	4.841	17.99	300	2.33	20.17	4.5	1	1	0	0.87	0.00	0.00	0.00	1.72	1.72	50	150	250	500	2.72	1.78	2.28
MY COMM	FNMA A/A	FIXED	15	1	50,275	50,275	6.500	0.2500	35	241	0.4795	1.9180	12.50	80	7	45	4.002	20.02	334	0.39	21.66	3.1	1	1	0	2.38	0.00	0.00	0.00	0.00	0.00	50	150	250	500	2.72	1.78	2.28
MY COMM	FNMA MBS-MFA	FIXED	30	125	17,176,261	137,410	5.888	0.2537	8	102,940	0.5993	2.3624	15.04	90	7	45	4.841	17.39	290	0.97	18.25	4.7	13	30	12	0.49	0.00	0.00	0.00	0.00	0.00	50	150	250	500	2.72	1.78	2.28
MY COMM	**	**	**	356	48,177,108	135,329	6.314	0.2513	21	300,042	0.6228	2.4781	13.41	84	7	45	4.840	18.29	305	2.41	20.46	4.4	11	14	4	0.85	0.00	2.81	0.56	1.97	1.97	50	150	250	500	2.72	1.78	2.28

STD	FHLB-CONV	FIXED	30	667	93,318,805	139,908	6.475	0.2503	43	703,332	0.7537	3.0112	10.50	50	7	45	4.841	17.17	286	1.56	18.84	4.6	13	30	12	0.72	0.00	1.65	1.05	0.75	1.20	50	150	250	500	2.72	1.78	2.28
STD	FHLB-CONV	FIXED	15	443	37,559,723	84,785	5.946	0.2500	59	254,901	0.6787	2.7146	10.50	50	7	45	4.002	16.48	275	0.14	18.47	3.6	13	30	12	1.02	0.00	1.58	0.00	0.23	0.00	50	150	250	500	2.72	1.78	2.28
STD	FHLB-GOVT	FIXED	30	2,563	285,850,757	111,530	6.031	0.4400	45	3,865,407	1.3522	3.0733	11.50	65	7	45	4.841	15.75	263	1.74	17.48	4.9	10	28	4	1.21	0.00	4.37	2.03	1.29	1.17	50	150	250	2,000	2.72	1.78	2.28
STD	FHLB-GOVT	FIXED	15	53	4,179,484	78,858	5.673	0.4400	47	45,305	1.0840	2.4636	11.50	65	7	45	4.002	15.50	258	1.00	18.09	3.8	10	28	4	1.31	0.00	9.43	0.00	1.89	1.89	50	150	250	2,000	2.72	1.78	2.28
STD	FHLMC ARC	FIXED	30	4,180	594,036,536	142,114	6.247	0.2503	42	5,114,205	0.8609	3.4400	10.50	50	7	45	4.841	16.23	271	0.87	17.41	4.9	14	7	0	0.80	0.00	1.36	0.62	0.43	0.53	50	150	250	500	2.72	1.78	2.28
STD	FHLMC ARC	FIXED	15	1,001	85,849,172	85,763	5.751	0.2500	44	594,952	0.6930	2.7721	10.50	50	7	45	4.002	17.16	286	0.31	19.07	3.3	14	7	0	1.01	0.00	0.30	0.20	0.00	0.10	50	150	250	500	2.72	1.78	2.28
STD	FHLMC ARC	BAL	7	11	1,240,602	112,782	4.809	0.2500	74	2,349	0.1893	0.7573	12.50	60	7	45	4.841	16.36	273	0.00	15.56	0.8	14	7	0	0.81	0.00	0.00	9.09	0.00	0.00	50	150	250	500	2.72	1.78	2.28
STD	FHLMC ARC	BAL	5	1	204,945	204,945	5.500	0.2500	21	998	0.4872	1.9487	12.50	60	7	45	4.841	28.07	468	0.16	21.48	2.1	14	7	0	0.94	0.00	0.00	0.00	0.00	0.00	50	150	250	500	2.72	1.78	2.28
STD	FHLMC ARC	ARM-7/1	30	32	5,032,163	157,255	4.982	0.2500	57	31,184	0.6197	2.4788	15.00	65	7	50	4.110	16.52	275	0.47	20.20	4.0	14	7	0	0.60	0.00	0.00	0.00	0.00	0.00	50	150	250	500	2.72	1.78	2.28
STD	FHLMC ARC	ARM-5/1	30	62	9,536,018	153,807	4.330	0.2500	54	65,428	0.6861	2.7444	15.00	65	7	50	3.610	18.50	308	0.48	19.66	4.4	14	7	0	0.65	0.00	0.00	0.00	0.00	0.00	50	150	250	500	2.72	1.78	2.28
STD	FHLMC ARC	ARM-3/1	30	12	1,166,509	97,209	3.787	0.2500	56	7,373	0.6321	2.5282	15.50	65	7	50	4.235	20.42	340	0.46	20.96	3.8	14	7	0	1.15	0.00	0.00	0.00	0.00	0.00	50	150	250	500	2.72	1.78	2.28
STD	FHLMC SARC	FIXED	30	2,491	483,097,438	193,937	5.267	0.2504	6	5,102,663	1.0562	4.2190	10.50	50	7	45	4.841	11.71	195	0.74	12.12	6.8	3	7	0	0.60	0.00	0.36	0.00	0.00	0.12	50	150	250	500	2.72	1.78	2.28
STD	FHLMC SARC	FIXED	15	357	55,350,292	155,043	4.949	0.2500	5	423,619	0.7653	3.0614	10.50	50	7	45	4.002	15.40	257	0.65	15.65	4.0	3	7	0	0.66	0.00	0.00	0.00	0.00	0.00	50	150	250	500	2.72	1.78	2.28
STD	FHLMC STD	FIXED	30	30	1,590,237	53,008	7.775	0.3043	154	16,947	1.0657	3.5024	10.88	50	7	45	4.841	16.52	275	8.74	24.63	3.8	29	7	0	3.45	0.00	6.67	0.00	0.00	3.33	50	150	250	500	2.72	1.78	2.28
STD	FHLMC STD	FIXED	15	52	1,305,071	25,098	7.211	0.2581	146	12,707	0.9737	3.7730	10.53	50	7	45	4.002	10.23	170	0.00	11.17	2.4	29	7	0	7.12	0.00	0.00	1.92	0.00	0.00	50	150	250	500	2.72	1.78	2.28
STD	FHLMC STD	ARM-1/1	30	1	27,129	27,129	4.630	0.3750	263	228	0.8418	2.2449	15.50	65	7	50	3.360	16.19	270	0.00	15.58	2.8	29	7	0	3.24	0.00	0.00	0.00	0.00	0.00	50	150	250	500	2.72	1.78	2.28
STD	FNMA A/A	FIXED	30	786	106,887,999	135,990	5.975	0.2529	30	936,167	0.8758	3.4638	10.52	50	7	45	4.841	15.72	262	0.45	16.32	5.3	1	1	0	0.77	0.00	2.16	0.89	0.25	0.13	50	150	250	500	2.72	1.78	2.28
STD	FNMA A/A	FIXED	15	365	35,331,130	96,798	5.245	0.2500	12	249,346	0.7057	2.8230	10.50	50	7	45	4.002	15.75	263	0.80	16.20	3.7	1	1	0	0.92	0.00	0.27	0.00	0.27	0.27	50	150	250	500	2.72	1.78	2.28
STD	FNMA A/A	BAL	7	2	403,541	201,771	5.202	0.2500	45	1,831	0.4537	1.8148	12.50	60	7	45	4.841	16.24	271	0.16	16.17	2.1	1	1	0	0.85	0.00	0.00	0.00	0.00	0.00	50	150	250	500	2.72	1.78	2.28
STD	FNMA A/A	ARM-5/1	30	2	42,131	21,065	3.870	0.5145	318	272	0.6453	1.2544	15.00	65	7	50	3.610	12.52	209	0.00	13.51	1.6	1	1	0	3.03	0.00	0.00	0.00	0.00	0.00	50	150	250	500	2.72	1.78	2.28
STD	FNMA A/A	ARM-3/1	30	2	61,660	30,830	4.963	0.3750	118	545	0.8842	2.3579	15.50	65	7	50	4.235	17.89	298	0.02	17.83	3.8	1	1	0	2.79	0.00	0.00	0.00	0.00	0.00	50	150	250	500	2.72	1.78	2.28
STD	FNMA A/A	ARM-1/1	30	31	647,403	20,884	3.688	0.5545	293	5,660	0.8743	1.5767	15.50	65	7	50	3.360	15.92	265	0.00	15.45	2.1	1	1	0	3.26	0.00	0.00	0.00	0.00	0.00	50	150	250	500	2.72	1.78	2.28
STD	FNMA EXP	FIXED	30	2,737	333,737,107	121,935	5.804	0.2612	67	3,085,680	0.9246	3.5396	10.59	50	7	45	4.841	13.31	222	0.22	14.01	5.7	13	16	12	0.81	0.00	0.77	0.07	0.26	0.18	50	150	250	500	2.72	1.78	2.28
STD	FNMA EXP	FIXED	15	1,487	106,663,013	71,730	5.256	0.2551	74	698,388	0.6548	2.5668	10.54	50	7	45	4.002	14.99	250	0.06	16.89	3.1	13	16	12	1.25	0.00	0.20	0.13	0.07	0.07	50	150	250	500	2.72	1.78	2.28
STD	FNMA EXP	ARM-5/1	30	1	107,377	107,377	3.130	0.2500	111	900	0.8386	3.3544	15.00	65	7	50	3.610	11.81	197	0.00	11.19	5.6	13	16	12	1.14	0.00	0.00	0.00	0.00	0.00	50	150	250	500	2.72	1.78	2.28
STD	FNMA EXP	ARM-2/1	30	1	83,667	83,667	4.750	0.3750	154	788	0.9412	2.5100	15.50	65	7	50	3.360	16.51	275	0.00	16.24	4.1	13	16	12	0.65	0.00	0.00	0.00	0.00	0.00	50	150	250	500	2.72	1.78	2.28
STD	FNMA EXP	ARM-1/1	30	4	162,166	40,541	3.696	0.5000	274	1,664	1.0260	2.0520	15.50	65	7	50	3.360	16.20	270	0.00	15.65	2.6	13	16	12	2.61	0.00	0.00	0.00	0.00	0.00	50	150	250	500	2.72	1.78	2.28
STD	FNMA MBS	FIXED	30	61	3,042,534	49,878	7.980	0.2598	206	24,307	0.7989	3.0754	10.58	50	7	45	4.841	14.32	239	0.00	15.05	4.1	13	30	12	1.56	0.00	0.00	0.00	0.00	0.00	50	150	250	500	2.72	1.78	2.28
STD	FNMA MBS	FIXED	15	2	34,297	17,148	7.554	0.2500	193	209	0.6094	2.4376	10.50	50	7	45	4.002	8.03	134	0.00	7.67	1.9	13	30	12	4.28	0.00	0.00	0.00	0.00	0.00	50	150	250	500	2.72	1.78	2.28
STD	FNMA MBS-MFA	FIXED	30	1,161	120,708,790	103,970	5.964	0.2936	50	1,037,042	0.8591	2.9260	13.37	60	7	45	4.841	14.04	234	1.04	15.42	5.5	13	30	12	0.75	0.00	3.70	0.43	1.03	0.86	50	150	250	500	2.72	1.78	2.28
STD	GNMA I	FIXED	30	6,046	752,098,453	124,396	5.735	0.4431	27	10,517,073	1.3984	3.1561	11.52	65	7	65	4.841	15.18	253	1.74	16.71	5.0	10	28	4	1.02	0.00	3.41	1.36	0.69	0.41	50	150	250	2,994	2.72	1.78	2.28
STD	GNMA I	FIXED	15	626	37,571,428	60,018	5.375	0.4441	53	440,498	1.1724	2.6402	11.52	65	7	65	4.002	14.45	241	0.88	16.48	3.4	10	28	5	1.68	0.00	2.40	0.32	0.48	0.32	50	150	250	3,090	2.72	1.78	2.28
STD	GNMA II	FIXED	30	1,563	167,024,249	106,861	5.802	0.3232	34	1,688,879	1.0112	3.1282	11.62	65	7	65	4.841	14.93	249	1.75	16.49	5.1	14	32	2	1.18	0.00	7.74	2.75	1.92	0.70	50	150	250	2,901	2.72	1.78	2.28
STD	GNMA II	FIXED	15	12	421,250	35,104	6.062	0.2940	63	3,105	0.7370	2.5066	11.66	65	7	65	4.002	14.85	247	0.33	16.95	3.7	14	32	1	1.90	0.00	8.33	0.00	0.00	0.00	50	150	250	2,787	2.72	1.78	2.28
STD	GNMA II	ARM-3/1	30	3	300,340	100,113	3.732	0.4460	60	3,182	1.0595	2.3754	16.50	80	7	70	4.235	21.11	352	0.12	21.41	3.7	14	32	12	0.99	0.00	0.00	0.00	0.00	0.00	50	150	250	3,700	2.72	1.78	2.28
STD	GNMA II	ARM-1/1	30	73	4,181,764	57,284	4.659	0.4568	147	43,774	1.0468	2.2917	16.50	80	7	70	3.360	17.27	288	2.16	19.09	3.8	14	32	1	1.26	0.00	4.11	1.37	1.37	1.37	50	150	250	2,803	2.72	1.78	2.28
STD	GNMA II-MFA	FIXED	30	4,787	441,633,077	92,257	6.147	0.4491	47	5,393,722	1.2213	2.7195	14.05	75	7	65	4.841	16.52	275	1.81	18.29	4.7	10	32	1	0.83	0.00	5.12	1.75	1.63	1.02	50	150	250	2,764	2.72	1.78	2.28
STD	MFA A/A	FIXED-2ND	30	391	2,811,222	7,190	6.050	0.0000	35	-112,867	-4.0149	0.0000	17.00	105	10	40	0.000	15.00	250	4.81	19.45	4.9	1	1	0	0.00	0.00	4.35	1.79	2.30	5.88	50	150	250	500	2.72	1.78	2.28
STD	MFA A/A	FIXED-2ND	15	48	92,726	1,932	6.000	0.0000	60	-11,509	-12.4115	0.0000	17.00	105	10	40	0.000	15.00	250	2.07	16.52	2.0	1	1	0	0.00	0.00	14.58	4.17	2.08	2.08	50	150	250	500	2.72	1.78	2.28
STD	MFA A/A	FIXED	30	159	3,417,924	21,496	8.759	0.3752	238	16,683	0.4881	1.3011	13.19	65	10	40	4.841	13.16	219	0.00	14.08	3.5	1	1	0	2.45	0.00	6.29	3.14	1.89	0.00	50	150	250	500	2.72	1.78	2.28
STD	**	**	**	32,306	3,776,810,129	116,907	5.836	0.3345	38	40,266,938	1.0662	3.1876	11.39	58	7	52	4.754	15.02	250	1.15	16.30	5.1	10	19	3	0.90	0.00	2.84	1.02	0.77	0.61	50	150	250	1,512	2.72	1.78	2.28

**	**	**	**	34,407	4,076,108,367	118,467	5.858	0.3312	37	42,595,517	1.0450	3.1551	11.52	60	7	52	4.757	15.15	253	1.28	16.51	5.1	10	19	3	0.90	0.00	2.96	1.08	0.87	0.66	50	150	250	1,482	2.72	1.78	2.28

December 31, 2009

Ms. Vivian E. Carlton
Assistant Director
Office of Thrift Supervision
P.O. Box 619027
Dallas/Ft. Worth, TX 75261-9027

Mr. Joseph Meade
Assistant Regional Director
Federal Deposit Insurance Corporation
1601 Bryan Street
Dallas, TX 75201

RE:	Charter Bank Docket 08337, Proposed Sale of Mortgage Servicing Rights

Dear Ms. Carlton and Mr. Meade:

Charter Bank is requesting non-objection from OTS and approval from FDIC for the sale of Charter Bank's portfolio of loans serviced for others (Servicing) with the total loan principal balance of approximately $4 billion.
Overview

In summary, selling the Servicing appears to be better for the value of the Charter Bank franchise than having the Servicing removed by investors (e.g. Fannie Mae, Freddie Mac, Ginnie Mae) with no compensation to Charter Bank. Non-objection from OTS and approval from FDIC shall constitute affirmation that this transaction is in the best interest of protecting Charter Bank's franchise value.

Charter Bank engaged MountainView Servicing Group, LLC (MountainView) to broker the sale of Charter Bank's $4 billion mortgage servicing rights (Servicing). OTS and FDIC were both notified at the time MountainView was engaged. The servicing platform was made available as part of the offering. As a result of the Servicing offering, three bids were received as follows:

Bidding Company	Bid Price
Bank of Oklahoma (BOK)	0.83% (0.88% as of 12/29/09)
Green Tree Servicing LLC	0.46%
Planet Financial Group LLC	0.40%

2130 Eubank Blvd. NE  P.O. Box 11519  Albuquerque, NM 87192-0519  505-291-3700

Green Tree was the only bidder that expressed interest in the servicing platform. Green Tree offered to take the servicing platform, with no additional price to be paid for the servicing platform, and subject to acceptance of their bid for the Servicing.

Charter Bank's management and board of directors believes all of the bids received are below the fair market value and are distressed prices due to the time of year the servicing was offered, the short marketing period of the servicing offering, and the financial condition of Charter Bank. However, as previously communicated, management and the board believe it is necessary to proceed with a transaction to sell the Servicing as soon as possible in order to prevent having the Servicing removed by investors with no compensation whatsoever to Charter Bank.

Although Charter Bank's management and directors believe the bids are at distressed prices, the bid from Bank of Oklahoma (BOK) is the best offer. Accepting a distressed price is better than having the Servicing removed by investors with no compensation. Therefore the board of directors has approved acceptance of the BOK bid, subject to nonobjection from OTS and approval from FDIC.

Management will contact the Servicing investors immediately to advise them of this proposed transaction and request their respective approvals.

Bank of Oklahoma (BOK) Bid

Estimated dates in the BOK bid letter are as follows:

Sale Date	January 20, 2010
Freddie Mac Transfer Date	February 15,2010
Fannie Mae and FHLB Transfer Date	February 26, 2010
Ginnie Mae Transfer Date	March 1,2010

The BOK bid price floats with changes in the Bloomberg MTGEFNCL (FNCL) index. The FNCL index was 4.27% as of the December 18, 2009 bid date. There is no change in the purchase price if the FNCL index moves up or down less than 0.10%. If the FNCL is greater than 4.77% or less than 3.77% the offer is subject to repricing.

	FNCL	Servicing Price	Gross Price (Est.)	Net Price (Est.)
Maximum	4.77%	0.9139%	$37,251,554	$31,527,082
12/29/09	4.59%	0.8842%	36,040,950	30,316,478
12/18/09 (Bid date)	4.27%	0.8342%	34,002,896	28,278,424
Minimum	3.77%	0.7369%	30,036,843	24,312,371

Charter Bank's book value of the Servicing and the estimated loss with the BOK bid is shown below.

Charter Bank book value		$39,625,000
BOK bid (12/29/09 value)	$36,040,950
Less: holdbacks	(5,724,472)
Net bid price		30,316,478
Estimated loss on sale		$9,308,522

Attached is a worksheet showing calculations of the estimated net proceeds. The calculations are estimates and are subject to change with changes in the loan balances, interest rates, delinquencies and other factors. We expect certain holdback amounts shown in the attached worksheet to be recovered over time.

The sale is subject to the following items that arc not normal in a servicing sale:

•	Regulatory approval

•	Fannie Mae and Freddie Mac bifurcation of representations and warranties related to origination or servicing prior to the Transfer Date

•	Charter Bank to retain FHLB MPF credit enhancement risk and related credit enhancement income

Also attached is a copy of the Servicing offering package and the executed bid letter with BOK that is subject to investor and regulatory approval.

Impact on Charter Bank Servicing Employees

The BOK bid does not include the servicing platform. After completion of the proposed sale and transfer of Servicing to BOK, Charter Bank will likely need to reduce staff by approximately 30 positions in its servicing department. Upon regulatory and investor approvals of the Servicing sale, management will provide a severance plan to OTS for non-objection and FDIC for approval. The severance plan will be designed to retain employees until after the final Servicing transfer date, allowing time for any follow up work needed after the transfer date.

Impact on On-Going Earnings

The following estimated changes to income and expense will likely occur if the Servicing is sold, or if the Servicing is removed by investors without compensation to Charter Bank. It is assumed the cost of facilities, phones, computer systems and corporate overhead are not eliminated, given the servicing platform is not included in the sale of Servicing.

•	Service fee income (TFR SO410) will be reduced by approximately $3.4 million per quarter.

•
Amortization and fair value adjustments (S0411). Charter Bank's servicing assets are carried at fair value under FAS 156. There was a gain of $4.9 million for the quarter ended 6/30/09, and a loss of $7.5 million for the quarter ended 9/30/09. This amount varies with changes in interest rates. This quarterly income or expense will be eliminated.

•	Other fees and charges (SO420) will be reduced by approximately $480,000 per quarter.

•
All personnel compensation and expense (S0510) will be reduced by approximately $300,000 per quarter. This assumes a small core group of servicing personnel arc retained to service residential portfolio loans owned by the Bank that arc not included in the sale of Servicing.

•
Other non-interest expense (SO580), which includes payoff interest expense on mortgage-backed security pools and provision for Servicing foreclosure losses, will be reduced by approximately $480,000 per quarter.

Impact on Liquidity

The Servicing sale will produce approximately $30 million in cash, but will also require the transfer of escrow deposits of approximately $57.8 million to BOK. Charter Bank's cash will be reduced by a net of approximately $27.8 million between February 15 and March 1, 2010. The Bank's liquidity projection shows cash balances during this time period with a low of S142 million and a high of $161 million. The net cash outflow related to the Servicing sale is not projected to create any problem with liquidity.

Please contact me if you have questions or need additional information.

Sincerely,

Charter Bank

/s/ Russell Cummins
Russell Cummins
Executive Vice President
Chief Financial Officer

Attachments:
Servicing Bid Analysis
Executed Bid Letter
Servicing Offering